                                                               EXHIBIT 99.(b)(3)

                                  Appraisal of



                                SUPER 8 MOTEL
                             1688 South 348th St.
                           Federal Way, Washington



                          [PICTURE OF SUBJECT PROPERTY]





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                                    APPRAISAL


                                       OF



SUPER 8 MOTEL

1688 South 348th St.
Federal Way, Washington

                                     AS OF:



                                 January 1, 1999



                                 AUTHORIZED BY:



Karl Schaffer
U.S.  Bancorp Appraisal Division
Seattle, Washington

                                  PREPARED BY:



E.  Bates McKee, MAI
Heath Hake Woodside, Appraiser

                                 MCKEE & SCHALKA
               Real Estate Appraisal Services & Consultants, Inc.
                          701 Fifth Avenue, Suite 6750
                            Seattle, Washington 98104



REFERENCE NO.  8222



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                                 McKEE & SCHALKA
               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.

             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104

                   Telephone (206) 348-8909 Fax (206) 386-5777



                                December 28, 1998

Karl Schaffer Senior
Income Property, Appraiser
U.S.  Bancorp, Appraisal Division
1301 Fifth Avenue, Mezzanine Level
Seattle, Washington 98101

NAME:                              FEDERAL WAY SUPER 8 MOTEL
DESCRIPTION:                       90-ROOM LIMITED SERVICE MOTEL
ADDRESS:                           1688 SOUTH 348TH ST.
MUNICIPALITY:                      FEDERAL WAY, WASHINGTON
REAL PROPERTY DESCRIPTION:         KING COUNTY APN NO. 212104-9078
OTHER PROPERTY DESCRIPTION:        PERSONAL PROPERTY TAX ACCOUNT NUMBER
McKee & Schalka Reference No.:     25275454
USBADW File No.:                   8221
                                   A98-529


Dear Mr. Schaffer:

We have prepared the attached appraisal report for the subject property. The subject is a 90-unit lodging facility which is located at 1688 South 348th Street in Federal Way, Washington. The purpose of this appraisal is to estimate the Market Value of the fee simple interest of the subject property. The definition of Market Value used in this appraisal is found in the Appraisal Description of the attached report.

The accompanying complete appraisal report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Appraisal Standards implemented by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREAL). This appraisal has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and is subject to the Assumptions, Certification & Limiting Conditions contained in this report, as well as specific assumptions contained herein. This report has also been prepared in accordance with the appraisal guidelines of U.S. Bancorp. Mr. E. Bates McKee,

Transmittal Letter
Super 8 Motel, Federal Way, WA
McKee & 5chalka Reference No. 8221
December 25, 1998
Page 2

MAI (Washington State Certificate No. 270-11 MC-KE-EE-B443RF) and Ms. Heather Hake Woodside, Appraiser (Washington State Certificate No. 270-1i
WO-OD-SH-H278JO) are both Washington State Certified General Real Estate Appraisers.

In the course of this appraisal we have both substantially participated in the analysis and valuation. Ms. Heather Hake Woodside has personally inspected the subject property. Significant information and assistance have been provided by other sources, including sources cited herein, and by other associates of McKee & Schalka, Inc. specifically, Brian R. Ledbetter (Washington State Certificate No. 27011-LE-DB-EB-R376QQ) participated in the inspection of the property. As a result of our investigation and analysis, our conclusion is:

                                       Effective             Value
Description                            Valuation Date        Conclusion
-----------                            --------------        ----------
Market Value - Fee Simple Estate       1/1/99                $4,000,000


The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $300,000, which includes personal property of 3,210,000.

Respectfully submitted,

E.  Bates McKee, MAI  Heather Hake Woodside, Appraiser

                  CERTIFICATION, DISCLOSURE AND USE RESTRICTION

CERTIFICATION

I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF:

-       The statements of fact contained in this report are true and correct.

- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions-

- I have no present or prospective interest in the property that @s the subject of this report, and I have no personal interest or bias with respect to the parties involved.

- My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

- My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

- Ms. Heather Hake Woodside has made a personal inspection of the property that is the subject of this report.

- Mr. Bates McKee has not made a personal inspection of the property that is the subject of this report.

- No one provided significant professional assistance to the person(s) signing this report, with the exception of other associates of McKee & Schalka, Inc.

- The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

- As of the date of this report, Mr. E. Bates McKee, MAI has completed the requirements of the continuing education program of the Appraisal Institute.

- The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

RESTRICTION UPON DISCLOSURE & USE:

Disclosure of the contents of this appraisal report is governed by the By-Laws & Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which
(s)he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communication without the prior written consent and approval of the undersigned. No part of this report or any of the conclusions may be included in any offering statement, memorandum, prospectus or registration without the prior written consent of the appraiser. This appraisal is intended for use only by the client identified in the Transmittal Letter, and may not be transmitted or communicated to any other party without the specific written permission of McKee & Schalka, Inc.




-------------------------------            -------------------------------------
Signature of Appraiser                     Signature of Appraiser

                   GENERAL ASSUMPTIONS AND LIMITING CONDITIONS


The attached report may only be used or reviewed in its entirety. No individual pages, portions, analyses or conclusions may be separated from the complete report or verbally disseminated without transmittal of the entire report. The report is intended solely for the review and use by the client identified in the Transmittal Letter, and may not be transferred to any other party, without the specific written permission of McKee & Schalka, Inc. Certain aspects of the report (including analysis methodology, spreadsheets, textual formatting and content) are considered the exclusive intellectual property of McKee & Schalka, Inc. All rights are reserved.

The following General Assumptions and Limiting Conditions are supplemented by additional specific assumptions and limiting conditions identified in the attached report.

It is assumed that there are no hidden or unapparent conditions of the property, subsoil, structures, or environment (including asbestos, formaldehyde, radon, soil contamination, structural conditions, legal compliance including zoning and Americans With Disabilities Act compliance, title or legal conditions, mineral or other valuable conditions or rights, or unknown soils, hydrological, or environmental factors) that render it more or less valuable. We have no expertise in any of these areas, and we specifically counsel the client to perform additional investigation by qualified experts. No responsibility is assumed for such conditions or for arranging the studies that may be required to discover them.

The liability of McKee & Schalka, Inc. and its employees is limited to the client only, and only to the extent of the fee actually contracted for.

The value conclusions are the result of integration of the entire appraisal process, including multiple methodologies, approaches and analyses. Any specific errors or omissions may or may not change the value conclusions.

The appraiser is not required to give further consultation, testimony or attendance in court by reason of this appraisal unless arrangements have been previously made.

The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

The forecasts, projections and estimates contained in this report are based on current market conditions, anticipated short-term supply and demand factors, and a stable economy. These forecasts are, therefore, subject to changes with future conditions. The analyses and conclusions are valid only as of the date of transmittal of the report.

The appraiser has made no survey of the property and assumes no responsibility in connection with such matters. Any sketch or identified survey of the property included in this report, is only for the purpose of assisting the reader to visualize the property.

No responsibility is assumed for the legal description or for matters including legal or title considerations. The property is appraised free and clear of any or all liens or encumbrances, unless otherwise stated. Title to the property is assumed to be good and marketable.

Responsible ownership and competent management are assumed.

The allocation of total value to land, buildings, or any fractional part or interest as shown in this report, is invalidated if used separately or in conjunction with any other appraisal.

                          [TABLE OF CONTENTS AND INDEX]

                            LIST OF MAPS AND FIGURES

                        SUMMARY OF IMPORTANT CONCLUSIONS

COMMENTS

The subject of this appraisal is the 90-room Super 8 Motel located in Federal Way, Washington. This is a 3-story, wood frame, limited-service motel. The property, was originally constructed in 1982, and subsequently renovated in the mid 1990s. It has been well maintained and managed. Typical of other Super 8 properties the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. The property does not have a pool or sauna or any other significant amenities.

The improvements are located on a 2.91-acre site which is moderately sloping but is a fully usable site. The site is located directly adjacent to the west side of Interstate-5, at the South 348th Street interchange in Federal Way. This is one of two Federal Way freeway interchanges, and the subject has excellent visibility from this major arterial. The subject does not have freeway visibility or legal access from South 348th Street. It does have access via a minor road adjacent to the north of the subject. The site is considerably larger than that which would be required for typical hotel improvements of this size. The excess land is located in the eastern end of the site, is used for truck parking which can accommodate approximately 30 trucks. This is extensively used in the operation of the subject, with approximately 26% of the subject's room sales coming from this segment. We have investigated land sale transactions in this area in order to determine whether this is the highest and best use of this portion of the site. After considering the likely contributory value of this excess land relative to the amount that the truck parking contributes to net operating income, we have concluded that the highest and best use is for continued use for this area as truck parking.

As the basis for the valuation of the property we used the Sale Comparison and Income Approaches and did not use a Cost Approach. For an existing established motel property of this size and age, purchasers are primarily interested in the income characteristics and the market price for similar properties. For the Sale Comparison Approach we reviewed a wide variety of hotel transactions in Washington and Oregon, and used five for direct comparison with the subject. The subject would be marketable if available for sale, and we have placed some emphasis on the indications from this approach. The Income Approach is considered compelling, based on detailed income and expense history for the subject property over the past several years and a reasoned local and regional market analysis. In the end, we gave consideration to both approaches in our final value estimate.

                              [SUBJECT PHOTOGRAPHS]

                              [SUBJECT PHOTOGRAPHS]

                              [SUBJECT PHOTOGRAPHS]

                              [SUBJECT PHOTOGRAPHS]

                              APPRAISAL DESCRIPTION



IDENTITY OF PROPERTY

The subject is an existing 90-room lodging facility known as the Federal Way Super 8 Motel is located at 1888 South 3484 Street m Federal Way, Washington.

LEGAL DESCRIPTION

We have not been provided with a title report for the subject property. A legal description for the subject property is contained in the Addenda. The property can also be legally described as King County tax lot 212104-9078, as well as Personal Property Tax Account No.
420025275454.

It is our understanding that there is a non-exclusive roadway easement for South 347th Place shared by several adjacent property owners. This is a minor two-lane paved road which leads from South 16th Street, and provides the access to the subject property. We specifically assume that there are no other unusual or unapparent easements, legal, or title considerations which impact the value or utility of the property.

PURPOSE OF APPRAISAL

The purpose of this appraisal is to estimate the Market Value of the subject property. The following is the definition of Market Value according to OCC Regulation 12 CFR Part 34.42:

               "Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

        (1)    Buyer and seller are typically motivated;

        (2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

        (3)    A reasonable time is allowed for exposure in the open market;

        (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

        (5) he price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

FUNCTION OF APPRAISAL

It is our understanding that the function of this appraisal is to assist in decisions regarding financing and asset valuation of the property.

PROPERTY RIGHTS APPRAISED

This is an appraisal of the fee simple interest of the subject property.

UNAVAILABILITY OF INFORMATION

We have not been provided with an environmental report, title report, structural inspection report, or a hydrologic or soils report. We are not expert in any of these areas, and generally rely on the technical reports of qualified personnel. We specifically assume that there are no unapparent conditions which affect the value or utility of the property.

ADA COMPLIANCE

We have not been provided with any information regarding the compliance of the building improvements with the Americans With Disabilities Act (ADA). We are not experts m ADA compliance issues and specifically assume that there are no unapparent conditions with regard to ADA compliance which affect the value or utility of the property.

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the General Assumptions and Limiting Conditions found at the beginning of this report, as well as specific assumptions noted above.

SCOPE OF APPRAISAL

This appraisal is not limited in scope, and uses both the Sale Comparison and Income Approaches to value. The Cost Approach has not been employed in our valuation process. Current purchasers of similar properties are primarily interested in the income characteristics of the property, and focus on the Income Approach and Sale Comparison Approach when determining an appropriate purchase price. Also, the age of the improvements and subsequent renovations make an exact estimation of accrued depreciation unreliable. Therefore the Cost Approach has not been used, since it would not have had any bearing on the reconciled market value for the property.

In the course of this appraisal Ms. Heather Hake Woodside has personally inspected the subject property. In addition we have evaluated the local neighborhood and surrounding areas; surveyed the competitive lodging facilities within this market; and reviewed historical data and income and expenses for other similar properties. We have also carefully reviewed and analyzed the subject's income and expense history over the past several years. We have spoken with the subject's owners, manager, and other property managers, owners, and government officials within this market. We have researched and evaluated the sales of other lodging facilities, both within King County and throughout the Pacific Northwest Overall, the scope of the research and analysis contained in this appraisal is substantial, and in our opinion adequate to support the value conclusion.

COMPETENCY

We are competent to appraise the subject property. We have considerable experience in the analysis and valuation of lodging facilities throughout the region, and have appraised several other lodging facilities in the subject's market area. Please refer to the Scope of Appraisal, the Appraiser's Qualifications and Experience Data in the Addenda, and the research and presentation embodied in this report for verification of competency.

HISTORY AND CURRENT STATUS OF PROPERTY

The property was originally developed in 1982, and has been under continuous ownership by the same entity since that time. The subject was offered for sale in 1998, along with a portfolio of about 25 other Super 8 properties located in Washington, Oregon and Alaska, with an asking price of about $91 million. It is our understanding that several parties expressed interest in the properties, with the highest offer at about $81 million. This interest did not result in either transaction or indications for individual properties, and the interested parties bidding on the portfolio are different than the likely purchaser profile for the subject property individually. The properties are not currently offered for sale, and we are not aware of any current or pending purchase offers, listings, or agreements.

REASONABLE EXPOSURE TIME AND MARKETING TIME

The value conclusion in this report is as of the effective date of this appraisal, and assumes that a reasonable exposure time has preceded that effective date. Thus the value is consistent with expected transaction on that effective date after prior marketing. Exposure time is the period of time that would reasonably have preceded transaction of the property at the appraised value on the date of appraisal. The reasonable marketing time discussed in this section is that period which would be expected to be incurred to market the property, in the current environment as of the date of the appraisal report, with the marketing to occur subsequently. Thus the value conclusion is not necessarily the subsequent value that would be anticipated for transaction of the property after the future marketing period.

It is our conclusion that the subject would be quite marketable if available for sale. The improvements are about 16 years old and appear to have been reasonably well maintained, with no major items of deferred maintenance noted. The property has had periodic renovations over the years, including 20 rooms in August of 1995, 26 rooms renovated in 1992 and 42 rooms in 1998. Thus, about two-thirds of the rooms have had significant renovations within the last four years. The quality and limited-service orientation make it attractive to the owner-operator segment, who continue to be active in the hotel market.

Regionally there continues to be significant sales activity for this property type. Over the past several years the market activity of hotel properties increased, as RElTs and other entities had increased interest. More recently this institutional interest declined over the last half-year. While interest from this segment of purchasers declined, smaller income investors and owner operators continue to be active. On a single-property basis this would be the subject's primary market segment, and the subject improvements would be quite marketable to this segment.

Negative factors include a fair amount of new supply of rooms being added to the market recently as well as several projects under construction or planned. This is somewhat mitigated by the growing population in the region as will be discussed in the market analysis section. Positive factors include a good location off of Interstate-5 near the beginning of Highway 18, a major trucker route. The subject also has excess land in a truck oriented neighborhood which provides truck parking.

After consideration of these factors we have estimated a marketing and exposure time of one year or less, and the value conclusion is consistent with that estimate.

DATE OF INSPECTION

December 17, 1998

DATE OF APPRAISAL PREPARATION

December 28, 1998

EFFECTIVE DATE OF VALUE ESTIMATE JANUARY, 1, 1999

                               [NEIGHBORHOOD MAP]

                         NEIGHBORHOOD AND LODGING MARKET


REGIONAL OVERVIEW

The Seattle Metropolitan area is located in the middle of a 5-county area often referred to as the Central Puget Sound Region. Seattle is the central focus of economic activity for the entire Western Washington region. Seattle has a reputation as desirable place to live and work. It is located in King County and is the largest city and metropolitan area in the state. Trends in the Seattle area include record low unemployment, increasing retail sales and significant economic growth. This is coupled with an increasing population which shows little signs of slowing m the near term future.

The two largest private employers in the region are Boeing and Microsoft. Seattle is also a major medical center for health care, research, and biomedical engineering firms. Although Boeing is planning to layoff about 24,000 employees in the region over the next year, many of these layoffs will likely be through attrition. Because the economy is so strong and the unemployment rate is so low, the remainder of the Boeing layoffs are expected to be absorbed quickly. For example, Microsoft announced in mid-1997 that they plan to hire about 3,000 workers over the next few years. For a more detailed description of the area, please refer to the Seattle Metropolitan Area Description found in the Addenda of the attached report.

NEIGHBORHOOD OVERVIEW

The subject is located in the incorporated city of Federal Way, in the southwest portion of King County, Washington. The city of Federal Way is generally a triangular-shaped municipality, bordered by Interstate-5 to the east and south, Pierce County to the south and west, and Puget Sound to the north and west. Federal Way is located about 20 males south of downtown Seattle, and eight miles northeast of Tacoma. Please refer to the map on the facing page for visualization of this neighborhood.

Federal Way has experienced a substantial growth in development over the past decade, as part of the broader in-filling which occurred in suburban locations between the major metropolitan centers of Seattle, Everett, and Tacoma. Until recently, the Federal Way area was part of unincorporated King County, and Federal Way does not have a well-defined city center or municipal identity. Much of the development which has occurred has been along Interstate-5 and Pacific Highway South (Highway-99) corridors, including a substantial amount of retail and commercial growth along South 320th and 348th Streets. There has also been significant residential increases of both multi and single family residential uses, primarily in the western and previously less-intensive developed southern portions of Federal Way.

Federal Way is one of the most populated cities in Washington state, with a residential population estimated to be 71,610 in 1998. This represents an increase of about 88.6% over the 1990 population figures. According to the Puget Sound Council of Governments, the population is expected to increase to 79,000 persons by the year 2000.

Local population, increases in general growth in the region fielded major office and retail developments in Federal Way recently. The largest of these is the West Campus area, which is a large single and multi-tenant office development located about one mile northwest of the subject. The West Campus development was initiated in the 1970's when the Weyerhaeuser Corporation relocated their corporate headquarters from downtown Tacoma into a new complex located on the eastern side of Interstate-5. Other office developments followed and Quadrant Corporation, a subsidiary of Weyerhaeuser developed the project known as West Campus. This development currently contains about 40% of all of the office space in Federal Way. In contrast to most of the other office development, West Campus is a large, master planned mixed-use area, characterized by a high level of amenities. West Campus currently serves as the civic center for Federal Way, housing the city hall, police department, a library, and a major hospital. Retail activity is a primary component of the Federal Way economy, and has historically been centered around the Sea-Tac Mall. This is located at the corner of Pacific Highway South and South 320th Street, about two miles north of the subject. This regional mall was constructed in 1975 and contains about 775,000sf of retail space. There has been a variety of multi-tenant shopping centers, strip malls, and stand-alone retail buildings, which have been concentrated around the South 320th/Pacific Highway South area. More recently, a significant amount of retail development has occurred in the vicinity of the subject's South 348th Street/Interstate-5 interchange, which had previously been considered the secondary freeway interchange in Federal Way. Over the past few years however, this neighborhood has been developed with several "big-box" retail stores, particularly in the area just to the south of 348th. Developments include Costco, Eagle Hardware, Home Depot, GI Joe's, and Circuit City. Due to the greater availability of land in the 348th neighborhood, this is likely to continue to experience a substantial amount of development pressure as a secondary retail location to the intensively developed Sea-Tac Mall area to the north.

Major access to Federal Way area is from northbound and southbound Interstate-5, via the South 320th Street and South 348th Street interchanges. Both of these freeway interchanges have been heavily developed with retail and service oriented uses. These include a wide variety of fast-food restaurants, service stations, family restaurants, and other service establishments, in addition to the larger retail developments which have previously been described. In some respects this has supplanted the older "commercial strip" along Highway-99, particularly the corridor between 320th Street and 348th. This previously had contained the majority of the commercial development in the Federal Way area, and includes most of the older motels and retail buildings. All three of these arterials (South 320th Street, South 348th Street, and Highway-99) carry high traffic volumes and experience substantial traffic congestion. Interstate-5 just north of the subject's interchange has an average daily traffic count of approximately 149,000. SR-18 (South 348th Street) also cames a high volume of traffic for a surface street at over 39,000 vehicles/day in the vicinity of the subject. Finally, Highway 161 had traffic counts of about 27,000 vehicles per day in front of the subject in 1997.

IMMEDIATE SURROUNDING USES

The subject is located along the north side of South 348th Street, one block west of Interstate-5. South 348th Street contains a major cloverleaf Interstate-5 interchange, with two lanes in each direction. The subject does not have direct access from 348th but is accessible via a minor two-lane paved road (South 347th Place) which leads directly to the east from SR-161. The intersection of 348th and SR-161 is signalized including signal-controlled center left turn lanes. While not having direct freeway visibility, the subject has excellent access from Interstate-5 in both directions via two right turns, along with good visibility from the adjacent 348th Street. Immediately to the west of the subject is a Denny's restaurant, as well as a Shari's restaurant located adjacent to the southwest across 348th. Directly to the east of the subject is the Interstate-5 exit ramp right-of-way, while the area to the north includes a large, undeveloped land parcel with commercial zoning that had been previously proposed as a hotel site. The only other development along 347th Place is a Dairy Queen restaurant located 1/2 block to the northwest. Across SR-161 to the west are a variety of older automotive-oriented uses, as well as a Texaco service station and McDonald's restaurant. South of the subject across 348th is a large shopping center with major tenants including Costco, Home Depot, and Circuit City. Further to the west is a large truck service center, and there are a variety of older automotive-oriented uses along both 348th and Pacific Highway South.

Overall, the subject has a strong location with regards to other immediate surrounding uses and motel demand generators. Positive factors include the location directly adjacent to Interstate-5, with good visibility from 348th as well as reasonably good access. Other positive factors include a location near the recent "big-box" retail developments in Federal Way, as well as proximity to a major truck servicing center which represents a significant demand sector for the subject. Other services are also readily available in close proximity, and including most importantly, several family and fast-food restaurants within walking distance.

                                     [TABLE]

Overall the subject has a strong location within this neighborhood. The good highway access and the proximity to numerous restaurants and other services is considered a positive factor. The emergence of this area as a primary retail location and it's continued use as a trucker location is also a positive factor.

OVERVIEW OF LODGING MARKET

The subject lodging market is part of a larger lodging market which includes a combination of the SeaTac Airport submarket, the Kent Valley submarket, and the Southcenter submarket.

                         [GREATER HOTEL MARKET AREA MAP]

These three markets are located in close proximity to each other and are influenced by the same broad forces with some differences in the demand components for each individual market. Please refer to the map on the facing page, which shows the location of these three markets relative to the subject property. A summary of the competitive lodging facilities within these three submarkets is found on the following page. This survey includes a total of 50 properties, which includes all of the competitive facilities built since 1960 of larger than 50 rooms. This is a total of about 7,757 rooms in this market.

About 40% of the rooms in the market were constructed in the 1960s and 1970s, with most of these being built along International Boulevard in the vicinity of the airport. These include several of the largest full-service hotels, including the Red Lion, the West Coast SeaTac, Holiday Inn, Radisson Hotel, and the Airport Hilton. During the decade of the 1980s, the rapid expansion of the Kent Valley industrial area resulted in the majority of the development shifting to the other two submarkets. In the 1980's about 2,600 rooms were added to the market. In total, the period from 1985 to 1992 saw 17 new hotels constructed in this market. A significant portion of this addition of supply were properties with the extended stay orientation, including the 152-room Hawthorne Suites (previously Home Court All Suite); the 144-room Residence Inn located just east of Southcenter; and the 106-room Homewood Suites located north of Interstate-405. The other properties built since 1990 include the 154-room Hampton Inn and 75-room Best Western Choice located in the Kent Valley, and the 146-room Best Western Gateway and 86-room Days Inn both located in the airport submarket.

These large increases in supply over this time period caused considerable distress in the hotel market, particularly in the Kent Valley submarkets. The period in the early 1990s was one of falling occupancy levels, fierce competitiveness from an increasing number of hotel rooms for a relatively stable demand segment, and a resulting lack of increases in ADR which other markets throughout the region experienced. This is particularly the case for the Kent Valley portion of the market, which experienced both a greater increase in supply and a lack of a strong and increasing built-in airport demand segment. As a consequence there were no new hotels constructed from 1992 to 1995. Demand eventually increased to the point where additional supply was built from 1996 onward. About 1,037 rooms were constructed since 1992. We note that we have followed the operating statistics of several of the properties m this greater market and have not noted a significant decrease in either the occupancy rates or the Average Daily Rates despite the significant increase in supply. However, if properties continue to be developed, we would expect some oversupply which could result in low occupancies and low Average Daily Rates which will be forced upon existing facilities as they compete for business.

Please refer to the Current Proposed Properties Summary found on a following page. Here we have Listed the current proposed hotel and motel properties in this greater market area. In formulating this list we have had discussions with the permit and planning departments in the cities of Renton, Tukwila, Auburn, Kent, and SeaTac. In addition we have researched and investigated planned properties from numerous other sources including hotel brokers, managers, and developers. The exhibit represents our understanding of the properties most likely to be developed in the near future. We note that many of these properties do not have permit approval or financing in place, and still represent a fairly broad spectrum in terms of

                       [KENT VALLEY, SOUTHCENTER, SEA-TAC
                     INVENTORY OF HOTELS AND MOTELS** TABLE]
the probability of near term construction. Several are very likely to begin construction within the next six months, while others represent less definitive plans for development within the next 12 to 24 months. We note that all but one of these properties represent hotels with a limited-service format which is favored in the current environment. In all, a total of 2,713 rooms are proposed or an additional 35% to the existing supply of hotel rooms. The impact is likely to be significantly less than this however as all of these proposed properties will not ultimately be constructed. Given the strong historical and likely future increases in demand for rooms in this market, it is likely that within the next three years the market will be able to absorb an increase m supply in about the 15% range without dramatic negative impacts on the occupancy overall.

In conclusion, the significant increase in supply to the greater market area from 1996 onward is about 1,037 rooms or a 13% increase. Occupancies and room rates have not been negatively impacted by this new supply as demand has remained strong due to the growing economy and population. Not all of the proposed properties will be constructed, however, as many of these projects will become unfeasible because of the growing supply and limited new demand.

While the subject is part of this larger market area, it is better defined as being part of the local Federal Way lodging market. As will be discussed m great detail later, there are very few competitive lodging facilities in this market currently, however, significant new supply is proposed. The subject has somewhat of a niche market providing lodging to truckers and loyal Super 8 customers.

The single largest demand segment at the subject property is the trucking business. The subject has truck parking on-site for about 30 vehicles. In addition, there is some parking available along the little-used South 347th Place as well as at a truck service center located two blocks to the southwest. These long-established truck service centers, as well as excellent freeway access and a full range of restaurants and services, has resulted in South 348th historically being a major trucking stopping point in the Puget Sound region. This location is just south of the Kent Valley industrial area, which contains the majority of the Puget Sound region's distribution warehouse space. The Kent Valley experiences massive traffic congestion during peak times, and the subject's position along Interstate-5 on the route to California makes it logical stopping point when leaving the metropolitan area, or while waiting to be loaded or unloaded. Other factors which have contributed to this demand segment include relatively modest room rates compared with other greater Seattle area locations, which is a significant factor for this segment.

Since opening in 1982, the subject has experienced strong, steady trucker business. This is the only competitive facility in Federal Way that offers any significant level of truck parking, and subsequently has developed a loyal repeat business from this market segment. Often this can account for up to half of room sales in the winter, with many truckers having regular schedules which brings them to the motel every one to two weeks. Given the continued growth in the Kent Valley and moderate increases in Interstate-5 traffic, it is likely that this market segment would continue to be strong at the subject for the foreseeable future. None of the other currently existing properties have

                       [CURRENT PROPOSED PROPERTIES TABLE]
enough land to effectively service this segment. In addition, economics dictate that newly constructed facilities generate room rates above that typically paid by truckers in order to be feasible. Therefore, it is unlikely that there will be any substantial change in the foreseeable future that would erode this segment, aside from continued increases in room rates. This is a particularly price-sensitive segment however, the continued inclusion of which will limit to a certain extent achievable ADR increases at this property.

The second most important demand segment is corporate business. This includes both local traffic serving the needs of the surrounding businesses and retail centers, as well as transient Interstate-5 traffic. The local commercial business does not _____ up a large portion of the subject's overall room sales, but is likely to continue to show increases due to recent retail developments in this neighborhood. The transient commercial traffic is a significant factor however, and due to price inconvenience issues, this interchange receives a significant amount of transient commercial traffic. The modest room rates relative to other Seattle area locations, location between Seattle and Tacoma, and convenience and availability of restaurants and other services are all positive factors. For this segment the subject competes with a broader range of properties at different Interstate-5 locations. Primary among these is the Fife area to the south at the outskirts of Tacoma, as well as to a lesser extent, closer-in suburban Seattle markets. The nearest of these is the SeaTac market, although strong airport demand forces resulted in much higher room rates than Federal Way has experienced. Thus, this Federal Way market effectively represents the nearest modestly-priced alternative in the greater Seattle area, and effectively competes with other Interstate-5 interchanges to the south more than to the north.

Other demand segments of lesser importance include family travelers along Interstate-5, which is a significant component only during the summer and particularly on weekends. Serving the needs of the surrounding population base also represents a small portion of the overall room sales in this market. Events such as the Puyallup Fair also have a strong impact on room sales for a two-week period during early fall. Most important of the local demand generators is the King County, Aquatics Center which is located a few miles directly west of the subject. This facility was developed in conjunction with the hosting of the Goodwill Games, and has since become a major location for amateur swimming and diving tournaments, high school meets, as well as a lesser number of international meets. The subject is one of only two lodging facilities located in proximity to this facility,, and it generates a significant amount of room sales on a sporadic basis when larger events are held here. There is also demand from Wild Waves Water Park and the Seattle International Raceway events which draw significant crowds in the summer months.

COMPETITION

Please refer to the Income Approach section for further discussion of the specific facilities, room rates, and amenities for properties that are found in this market. Despite the size and recent growth in Federal Way, there is a very limited amount of lodging facility rooms in modern facilities that would be considered competitive. Aside from the subject's 90 rooms, the only other competitive properties in Federal Way are the 112-room Best Western Executel, the 54 room Holiday Inn Express and the recently completed Comfort Inn. The Best Western Executel was constructed in 1984 and includes a full restaurant, lounge, outdoor pool, and meeting space. It is oriented primarily towards business travelers, and includes relatively large rooms and more extensive facilities. This property is located in the Sea-Tac Mall area north of the South 320th interchange, and is the only modem, full-service property in Federal Way. As would be expected, rack and corporate rates are considerably higher than that at the subject property, and this facility essentially caters to different market segment:

The Holiday Inn Express is a 2-story, exterior entrance facility was completed in 1994. The small number of rooms and exterior entrance are both negative factors, and this property is also located further from the freeway interchange, about 1/2 mile southwest of the subject. Like the subject, it has very limited common areas but is a newer property, superior on both exterior appearance and room furnishings, and has somewhat higher rates than the subject. During the slow winter months, these properties compete to some extent, although the lack of any truck parking reduces the competition for the subject's primary market segment.

Finally, the newly constructed Comfort Inn is expected to be another major competitor. This facility is located at the intersection of South 3204 Street and Highway 99, northwest of the subject. It is located left of the South 3204 Street interchange, but is more removed from the interchange than the subject. This facility has amenities including a pool, hot tub, jacuzzi, exercise room and a conference room. The property opened in early December 1998 and is expected to compete with the subject in the winter months when rates are lower at this property and to a lesser extent in the summer when rates are higher at this property.

The other lodging facilities in Federal Way all consist of older, inferior quality facilities generally built in the 1950's, 1960's, and 1970's. Most of these are located along Pacific Highway South and are 1-story or 2-story exterior entrance facilities none of which are directly competitive with the subject. These properties have significantly lower room rates and lack freeway interchange locations, with substantially lower occupancy levels than the four competitive facilities enjoy.

The subject is in a fairly strong position relative to other existing lodging facilities in this market. The only substantially higher quality, full-service facility is located at the other freeway interchange, and is primarily oriented to a different market segment than the subject. The other competitive properties are also located at freeway interchanges, however, both are located further from the interchange than the subject. These facilities have somewhat higher room rates and will compete primarily with the subject during the slower months when room rates and occupancies are lower. Because the subject has truck parking and relatively low room rates, occupancies should continue to remain fairly stable as this is a significant source of business. This is a relatively modest room rate market however; particularly compared with other Puget Sound are locations.

NEW SUPPLY

We are aware of a significant amount of new lodging facilities which are under construction or nearing the point of beginning construction at this time. There are currently three hotels under construction at this time including a 160-room Courtyard Marriott in the Gateway Center near 320th Street across from the SeaTac Mall. Also, the second floor of the Holiday Inn is under construction at 322nd just west of I-5. This hotel will be about 165 rooms. There is also a 36-

                    [ON THE REVERSE OF THIS PAGE IS A CHART]

                [15 YEAR HISTORY OF HOTEL/MOTEL ROOM SALES TABLE] unit TravelLodge that is about 80% complete located at 10th Avenue South and South 335th Street near Pacific Highway South. These three facilities contain a combined 361 rooms which almost doubles the number of existing competitive rooms in this market (372). While this new construction would have some negative impact on the subject, the fact that most of it is located at the other freeway interchange and likely would have a higher room rate structure mitigates the possible effects. Further, as illustrated in the greater Kent Valley, Southcenter and SeaTac Market, the new supply added in this area between 1996 and the present has not significantly affected the room rates or the occupancies at several of these properties. The limited supply of rooms existing at the subject market also tends to decrease the possible impacts of new supply. While the projects under construction represent an almost 100% addition to existing supply, it really only represents 361 rooms or three hotels. There is also a 101-room Extended Stay America Hotel that has been permitted west of Highway 99 along South 320"' Street. Finally, Days Inn has applied for a permit to build 52-units in this market, however, the specifics of this project are not known and are described as being preliminary. It appears likely that the projects that are currently under construction will be completed and the projects that have not broken ground yet are possible. In total, an additional 153 rooms could be added between the Extended Stay America and the Days Inn.

In broad terms, the greater Seattle area has continued to expand in terms of both population and employment. This has resulted in a larger number of room sales, as well as increases of average daily rates for facilities at somewhat greater than inflationary levels. Please refer to the exhibit on the facing page, which summarizes the history over the past 15 years of hotel/motel room sales both for King County and for Washington State as a whole. These figures provide an indication of total sales in the lodging market, based on the payment of the 2% lodging tax for the properties within the state. Given the lack of collection or reporting by individual cities within King County however, these figures represent only broad indications of area-wide trends. In addition, there is sometimes individual variations from period to period due to nonpayment of taxes in a certain year, which is subsequently credited in the following year. Therefore, these figures are best viewed in the broader historical context showing longer term trends in the area. As the figures show, there has been strong average annual growth in rooms revenue both for the county and for the state as a whole. Over the last eight years this has averaged about 8.6% county-wide and 7.6% state-wide. From 1987 to 1990 and from 1995 to 1996, King County has shown significant increases which is generally consistent with statewide figures. It is clear that the broad trends will remain positive for this region, and economic and population growth is likely to continue to result in increased rooms revenue collection.

NORTHWEST SUPER 8 STATISTICS

Until recently there has also been a very Limited new supply of hotel rooms due to low economic rents and a lack of availability of financing. This situation has changed considerably over the past year, and there has recently been a great deal more activity in lodging facility construction and financing. The increase in growth trends along with limited historical supply increases, has increased ADRs to the point where feasibility is

                      [WASHINGTON AND OREGON SUPER 8 MOTELS
                      1997-1998 OPERATING STATISTICS TABLE]
being approached, particularly in the limited-service, budget, and mid-priced market segments. Please refer to the figures on the following page which show the operating statistics for 22 Washington and Oregon Super 8 properties under the same management as the subject. The exhibit shows the occupancies,

ADR, and RevPar for the period Nov. 1997 - Oct. 1998, and also compares these with the previous 12 months. These chain-wide statistics show an average RevPar of $28.37 over the past 12 months, which is down 1.1% over the previous figures. The average chain-wide occupancy was 56.8%, which is lower than the subjects 64.4(degree),'0 occupancy over this period. Despite this high occupancy, the ADR at the subject was slightly lower than average at $47.64, with the subject showing a nominal decline from the prior year of -.2%. This is a direct result of relatively flat growth in total market revenue.

HISTORY OF HOTEL/MOTEL ROOM SALES

Other indications of regional trends comes from a review of Trends in the Hotel Industry, a publication by PKF Consulting most recently dated October 1998. This survey, summarized on the facing page, includes 140 Washington properties that total 20,129 rooms, and is divided by sub-areas for the Washington market. The "SeaTac and Southcenter" lodging market had an average occupancy of 77.4% for the first 10 months of 1998, virtually the same as the 76.4% in the previous year. The average daily room rate increased from $81.16 to $86.09. Thus the average Revenue per Available Room (RevPar) was $66.63, up 7.5% from the same period in 1997. The "Tacoma and Pierce County" lodging market had an average occupancy of 65.3% for the first 10 months of 1998, lower than the 71.5% in the previous year. The average daily room rate increased from $70.49 to $77.82. Thus the average Revenue per Available Room (RevPar) was $50.82, up .83% from the same period in 1997. In general, the urbanized areas showed increases, while the more rural markets were flat to slightly declining. By size and rate, the smaller and lower-rate properties had the lowest increases. In summary, on a same facility basis, properties in the subject location, size and rate classification were amongst the lowest performing properties in Washington State.

CONCLUSION AND FORECAST OF SUBJECT ROOM REVENUE

In forecasting the average daily rate (ADR) and occupancy at the subject, we have considered a wide variety of evidence. This includes broader trends regarding supply and demand forces within the lodging market. We have also analyzed the subject's historical ADR and occupancy trends on a monthly basis over the last several years, and likely future trends with regards with the most important demand segments at the subject. We have considered the subject s room rates and positioning relative to other competitors in this market, and the ADR and occupancy trends for the region as a whole. After considering this information, we have forecast a Year 1 occupancy and ADR for the subject. We have estimated occupancy at 64.0%, which represents a very slight decrease from the most recent 12 months occupancy at 64.9%. This is because of the significant new supply recently added to the market and the projects that are under construction. We have forecast a Year 1 ADR at $49.00. This represents a modest 2.9% increase from the most recent 12-month figures. This increase similar to inflation reflects the room rates that could be achieved at the subject considering the alternatives in the market. In addition, we recognize that the trucker segment in which the subject is dependent on is relatively price sensitive and will likely not allow a large increase as other sectors. This is particularly true given the strong repeat business at the subject, which is largely responsible for the occupancy gains.

           [HOTEL ROOM REVENUE HISTORY IN THE PACIFIC NORTHWEST TABLE]

In total, the Year 1 forecast results in a revenue/room of $11,446, which is a slight increase over the figures for the previous year.

                                   [SITE MAP]

                                SITE DESCRIPTION


LAND AREA AND SHAPE                 Please refer to the site map on the facing page for a
                                    visualization of the subject site.  The boundaries of
                                    the subject are outlined.  According to the King County
                                    Assessor's folio, this property has a total site area of
                                    126,820sf (2.91 acres).  Please refer also to the site
                                    plan in the following section for visualization of the
                                    location of the improvements and parking areas on the
                                    site.  The site is essentially rectangular, with
                                    approximate dimensions of 743 feet x 170 feet.

ACCESS & STREET FRONTAGE            The subject is bounded on the south by South 348th
                                    Street, with a total of 743 feet of frontage and is
                                    bounded in the east by the Interstate-5 southbound
                                    freeway off-ramp, but the subject has no legal access
                                    from either of these roads.  Access is from South 347th
                                    Place, which is located adjacent to the subject's
                                    northern property, boundary.  This minor paved street
                                    runs east for approximately two blocks from 16th Avenue
                                    South and serves only the subject and adjacent parcels.
                                    It is our understanding that there is a roadway easement
                                    for shared use of this road by four property owners
                                    including the subject, which allows non-exclusive
                                    ingress, egress, and curb side parking.  South 347th
                                    Place dead-ends adjacent to the subject's truck parking
                                    area.

TOPOGRAPHY & SOIL CONDITIONS        The site slopes moderately from east to west, and gently
                                    from north to south.  The improvements are situated in
                                    the west/central portion of the site, which has been
                                    graded to provide a relatively flat building pad for the
                                    improvements.  Due to the slope of the site however, the
                                    main entrance in the center of the building is at-grade
                                    with the first floor, while the secondary entrance at
                                    the east end of the building is at-grade with the upper
                                    floor.

                                    We have not been provided with a soils
                                    report for the subject site. We assume the subsurface soils are adequate for support of the existing building improvements, and that there are no unusual drainage or slope stability problems.

ENVIRONMENTAL CONDITIONS            We have not reviewed an environmental report for the
                                    subject property. We specifically assume that there

                                    are no adverse environmental factors that would negatively impact the value or utility of the property.

UTILITIES                           All utilities are available to the subject
                                    site, including electricity, gas, water,
                                    sewer, storm sewer, and telephone. Utilities
                                    are available either along the eastern
                                    boundary, to South 348th Street, or the
                                    western boundary adjacent to South 347th
                                    Place.

ZONING                              The subject site is zoned BC, a city of Federal Way
                                    Community Business zoning designation.  This is a fairly
                                    unrestrictive commercial zone which allows a wide
                                    variety of uses.  Outright allowed uses include most
                                    forms of retail, office, restaurants including
                                    drive-through, schools, churches, and numerous other
                                    uses.  Residential development is only allowed over
                                    ground- floor retail.  There is a 35 foot allowed height
                                    limit in this zone, as well as development credits which
                                    allow administrative plan approval for up to 55 foot
                                    structures.  There is no minimum lot size, and the
                                    setback requirements for all but large retail
                                    developments are effectively constrained only by
                                    landscaping requirements.  Parking varies with use and
                                    is one/unit for lodging facilities, with greater parking
                                    required if the proposed development contains
                                    significant meeting space.  It appears that the existing
                                    improvements conform with the BC zoning requirements.

ASSESSMENT AND TAXES                Land                        $887,700.00
                                    Improvements:             $2,458,000.00
                                    Personal Property            $91,800.00
                                    Total:                    $3,333,900.00

                                    1998 Property Taxes:         $49,806.66
                                    Average Tax Rate:                  1.49%


The 1999 land assessment is $1,114,500 while the improvement assessment remained $2,458,000. The assessed value of personal property for 1999 is $86,331. We have estimated 1999 taxes at about $50,000 as assessments are increasing and levy rates are decreasing.

SUMMARY                             The subject site is a fully functional commercial site.

                                 [SITE PLAN MAP]

                            IMPROVEMENTS DESCRIPTION


GENERAL DESCRIPTION

The following description of improvements is based on our interpretation of plans prepared by Richert & Associates, Architects, dated January 9, 1982. The description is also based on our personal inspection of the subject property. The site plan change facing page indicates the specific site layout with the site boundaries and the location of the improvements outlined. Reference is made to the subject photographs at the beginning of this report as an aid in visualizing the subject property improvements. Copies of floor plans from the subject are provided at the end of this section.

OPERATOR

The subject property is operated as a Super 8 Motel franchise.

GENERAL DESCRIPTION OF IMPROVEMENTS

The Federal Way Super 8 Motel is a 90-room, three-story, average class motel. The building includes a small meeting room, but limited other common areas or amenities. The gross building area is 37,809sf (420sf/room) and the property was constructed in 1982. Typical of other Super 8 properties, the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. On-site parking is paved for approximately 120 cars. There is also an unpaved truck parking area on the subject site which accommodates about 30 trucks.

GUEST ROOMS

There are a total of 90 guest rooms. There are two basic room sizes at the subject, with smaller rooms that are either 12' x 20'4" or 12'6" x 20'4". The larger rooms are either 12' x 21'7" or 12'4" x 21'7". This results in an average room size for the subject of about 258sf. This would be considered typical for a property of this type, with the subject having moderately small room sizes but a fairly large proportion of double rooms. There are a total of 52 singles and 38 doubles, with 5 of the rooms being HC-accessible. All of the guest rooms have either one or two queen beds. Please see the building plans at the end of this section for specific measurements of the individual rooms.

INTERNAL LAYOUT, PUBLIC CIRCULATION & FACILITIES

The motel building is three stories, with the lobby and registration area located in the central portion of the first floor. Guest rooms are laid out on either side of a central corridor. The second floor and basement floor are accessed via internal stairways at both ends of the building, as well as one in the middle of the building. Due to the slope of the site the west entrance is at-grade with the basement floor, and the east entrance is at-grade with the second floor. Other public areas consist of one 30-person conference room, a seating area near the lobby, guest laundry area and a vending area. The general layout is as follows:

Basement Level:          30 guest rooms, motel laundry room, vending area,
                         employee room, and supply room.

First Floor:             28 guest rooms, managers apartment, lobby, front desk,
                         administrative offices, tenant laundry, and vending.

Second Floor:            32 guest rooms, storage, and vending rooms.
                         The second floor also includes a 525sf meeting room.

STRUCTURE

The foundation and subsurface structure is steel-reinforced, 4" concrete slab on mat and spread footing, over a 2" sand base on 6-millimeter vinyl. The building is wood flame. The floors consist of a finished flooring material over 1-1/2" lightweight concrete poured over 5/8" plywood, set on internal joists with 3" thermal blanket insulation.

EXTERIOR WALLS

Masonite "stuccato" hardboard siding and 1" by 4" wood trim on 1/2" gypsum wallboard, on 1/2" plywood, with internal batt insulation.

INTERIOR WALLS & PARTITIONS

The plumbing walls (between the corridors and the rooms) consist of 1/2" gypsum wallboard over 1/2" soundboard covered with 1/8" thin wall plaster, with a 3" thermal blanket on one side. The party walls (between the rooms) consist of 1/2" gypsum wallboard on 1/2" soundboard, covered with 1/8" thin wall plaster.

FLOOR COVERINGS, CEILINGS & LIGHTING

Average quality wall-to-wall carpet in guest rooms and public areas, including the lobby and registration area, stairs and hallways, conference room, and manager's apartment. There is vinyl flooring in the guest bathrooms, laundry rooms, and other motel service areas. The ceilings on the first and second floors are gypsum wallboard, with thin plaster covering in most areas. The basement level has suspended acoustical tile ceiling with fluorescent lighting. Lighting on the first and second floors is ceiling-mounted fluorescent lighting. Lighting fixtures are generally incandescent m the guest rooms, with both incandescent and fluorescent lighting in the public areas.

ROOF

The roof surface consists of fiberglass shingles which are reported to be in good condition.

DOORS & WINDOWS

Entrance doors are self-closing plate glass doors at the front entrance, and solid core wood doors at the other entrances. All interior doors are solid core, wood doors with metal frames. All interior doors include hydraulic closures. Exterior windows are double-paned glass in aluminum frames. All of the guest rooms were retro-fitted with

Ving key-card lock systems about two years ago.

FIRE PROTECTION

Heat sensors connected to a central alarm system, with individual smoke detectors in each guest room. The building is not sprinklered.

HEATING, VENTILATION & AIR-CONDITIONING

Guest rooms are provided with heating and air-conditioning by General Electric individual electric through-wall heat pumps.

ROOM FURNISHINGS

Typical room furnishings include beds with frames and headboards, a straight-back seat, one or two armchairs, a combination vanity unit with two to three dresser drawers, a color television set with remote, fixed and movable lights, artwork, and an oak-framed mirror. The single rooms also include a table. As previously discussed, 20 rooms were renovated in 1995. Further, 42 rooms were renovated in 1998. The renovation included replacement of carpet, repainting, and new case and soft goods. Thus about 68% of the rooms furnishings are from 1-4 years old, while the remainder are considerably older. These furnishings are of average quality but appear to be attractive and durable. Some of the older furnishings are nearing the end of their useful lives, however, and will need to be replaced within the next few years in order for the property to remain competitive. This also applies to the interior corridors, although overall the interior and exterior is in fairly good condition.

OTHER FEATURES

Open, paved parking is provided for 120 cars, including five handicap vehicles. This includes the main parking lot on the north side adjacent to the main entrance, as well as parking areas to the east and west of the building. There is also an unpaved truck parking area located at the eastern end of the property. This can accommodate approximately 30 trucks, and is extensively utilized.

Signage for the property includes a 30' lighted sign oriented towards S. 348th St, as well as a sign near the main entrance to the property.

Landscaping includes perimeter garden beds with small shrubs and plants, with small trees located along the north edge of the building. The property is fenced along the south and east property boundaries.

The subject improvements are generally of good quality and are attractive in appearance. Although Super 8 Motels offer relatively low room rates and basic amenities compared with full-service motels and hotels, the quality of construction and detailed amenities are superior to that of budget-class motels. The lack of an elevator and an indoor pool represent functional deficiencies in that most developers of a new hotel would provide these features.

RENOVATION AND CAPITAL IMPROVEMENT HISTORY

The subject improvements appear to be in very good condition and we are not aware of any areas of deferred maintenance. According to the property manager, 42 rooms have been recently rehabbed. We have been provided with a summary of expenditures on the property over the last four years. The following table summarizes these amounts.

    YEAR              AMOUNT

    1995          $ 49,175.61
    1996          $ 30,260.35
    1997          $    843.87
    1998          $221,901.24
                  -----------
Total             $302,481.07
Per Room          $  3,360.90

Based on our analysis of cost new and the information above, we have estimated the contributory value of F,F&E at $340,000 or about $3,777/Room, including $240,000 in personal property value.

EFFECTIVE AGE/REMAINING ECONOMIC LIFE

The improvements were constructed and opened for business in 1982. The property has been renovated a few times since it opened making the effective age of the property somewhat lower than the actual age. We have estimated the effective age consistent with the physical age at 15 years, and the remaining economic life at about 20 years. With continued upgrade and maintenance, the actual life could extend beyond this time frame.

SUMMARY

The improvements consist of a Super 8 Motel which with a fairly standard configuration for a limited-service motel, with three floors of guest rooms on either side of a central corridor. The property, is generally attractive in exterior appearance and includes adequate parking, as well as a fairly extensive truck parking area. Guest rooms have a standard configuration and moderately small sizes which are typical for a property with this orientation. The property appears to be in typical condition for a motel of this age. About 42 rooms were recently renovated increasing the competitiveness of this property. This would result in an expectation for fairly modest short-term capital expenditures. With continuing ongoing maintenance and gradual F,F,&E replacement, it is our conclusion that the should continue to be functional and competitive within its market segment.

   [4 PAGES OF FLOOR PLAN BY RICHERT & ASSOCIATES - FEDERAL WAY SUPER 8 MOTEL]

                              HIGHEST AND BEST USE


"Highest & Best Use" is defined by the Appraisal Institute as:

        1) The reasonable and probable use that supports the highest present value of vacant land or improved property, as defined, as of the date of the appraisal.

        2) The reasonably probable and legal use of land or site: as though vacant, found to be physically possible, appropriately supported, financially feasible, and that results in the highest present land value.

        3)     The most profitable use.

The concept of Highest and Best Use is based on the most profitable and valuable use. The Highest and Best Use must meet four criteria: it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS IF VACANT AND UNIMPROVED

The subject site is a rectangular, 2.91 acre site which is moderately sloping but fully usable. It has a fairly unrestrictive BC (Community Business) zoning designation. This allows a wide variety of commercial uses including retail, office, restaurant, service establishments, schools, and many other commercial uses. There is a 35 foot basic height limit and minimal setback or other requirements. The property is located adjacent to South 348th Street, directly west of an Interstate-5 freeway interchange. The site does not have any legal access from this major four-lane arterial, but does have good street visibility and reasonably good access via a minor road adjacent to the north. This neighborhood is well established with a variety of commercial uses including numerous family and fast-food restaurants and service stations. There have also been several large retail developments in the immediate vicinity,: over the past several years, and this neighborhood is considered one of the two primary retail locations in Federal Way. Both the locational and physical characteristics at the site would thus allow a wide variety of potential uses which would likely be feasible.

Due to the specific location adjacent to Interstate-5 however, a use which would benefit most strongly from this proximity would be indicated. The fact that the property does not have direct legal access from South 348th Street essentially rules out uses such as a service station however, as well as reducing the viability, of a multi-tenant strip retail center. After consideration of all these factors, it is our conclusion that the highest and best use for the subject site would either be as a lodging facility and/or a restaurant. There is ample evidence of both types of uses in the immediate vicinity of the subject. This includes a Denny's and Shari's restaurant located in the vicinity of the subject, as well as limited-service motels located at this general highway interchange. Given the current status of the lodging market, this use would likely be most feasible with a limited-service, budget, or mid-priced orientation. This is partly due to the dynamics of this market, which have relatively high occupancy levels but low room rates making the feasibility of a property, with a higher replacement cost questionable. The site is quite large for a lodging facility or a restaurant, however, the site could possibly be short platted to accommodate both property types.

HIGHEST AND BEST USE AS CURRENTLY IMPROVED

The site is currently improved with a 90-room, 3-story limited-service motel. The improvements are about 17 years old, and have substantial remaining economic life. The property has had fairly stable occupancy levels over the past few years and about 68% of the rooms have been renovated. Given the subject's specific location and position within this lodging market, it is likely to continue to exhibit relatively strong operating statistics for the foreseeable future. The truck parking on the east side of the site generates additional business that helps maintain occupancy rates in the winter. The improvements are in reasonably good condition with no major items of deferred maintenance noted, and the property has a value greatly in excess of the current land value for the site. It is therefore our opinion that the highest and best use for subject property as currently improved is for continued maintenance and operation as franchise affiliated, limited-service lodging facility.

Although recent and future additions in supply will likely result in a slightly reduced occupancy at the subject, the property will likely maintain moderately strong operating statistics and generate income greatly in excess of the current land value of the site. Despite the age of the property it is still fully functional in design, and differs relatively little from newer limited-service facilities of this price classification that have been recently constructed. The improvements are in reasonably good condition with no major items of deferred maintenance noted. With continued ongoing maintenance and periodic F,F,&E upgrades, the improvements should continue to remain competitive within its market segment for the foreseeable future.

The site is considerably larger than that which is required for a typical motel operation of this size however. Included in the 2.91 acre site is a relatively large truck parking area at the eastern end of the property. We have therefore considered whether the current use of this portion of the site represents the highest and best use, or would be exceeded by the value for an alternate use. In considering this question, we have researched and analyzed numerous commercial land transactions in the Federal Way area. This includes several properties purchased for the development of retail or mixed-use improvements, including retail, office and other hotel sites.

Based on this information, we have estimated the value of the entire subject site in about the $10/sf range, although the contributory, value of the excess truck parking would be somewhat less on a pro-rata basis. This is due to the fact that it is not a legally segregated site, and also is located well above grade of South 348th Street with inferior visibility and access relative to the entire site. After consideration of this, we have estimated the contributory land value at about $350,000. We have then considered whether the current use of this land for truck parking generates revenue that contributes to the property value m excess of this figure.

As previously noted, about 26% of the subject's room sales have historically been attributable to the trucking segment, the vast majority of which would not stay here without this parking. We note the actual magnitude is somewhat reduced due to the lower ADR achieved for this segment as well as some nights of full occupancy when trucker rooms would otherwise be sold to others. With about 5,550 room nights annually sold to this segment however, the magnitude of the impact on the subject's net operating income is clearly substantial. Even using fairly conservative figures with regards to the additional room revenue generated and marginal operating costs, the clear indication is a value greatly in excess of the contributory value of this excess land. It is therefore our conclusion that the highest and best use is to continue to use this land for truck parking consistent with the current operations at the property.

                [THREE PAGES SALE COMPARISON PHOTOGRAPHS AND SALE
                   COMPARISON MAP AND ON BACK OF MAP, FEDERAL
                      WAY SUPER 8 SALE COMPARISON SUMMARY]

                            SALE COMPARISON APPROACH

The Sale Comparison Approach uses analysis of sales of comparable improved properties to derive units of comparison that are then used to indicate value for the subject. Our search for sales was broad, including most major markets in Washington State. Our selection of comparisons included considerable emphasis and understanding from the sales of properties we have previously appraised. The primary units of comparison in this analysis are price per room, price per square foot, and gross income multiplier. In addition, we have analyzed the capitalization rates for these transactions, which will be used in the subsequent Income Approach analysis.

Please refer to the exhibit on the facing page, which summarizes five transactions involving Washington State hotel properties. All of these transactions occurred from 1996 to 1998, and all represent transactions of limited service motels. All are highway-oriented properties that bracket the subject in terms of size, age and quality. Photographs of these comparisons and a map showing their location relative to the subject is found on the preceding pages, and additional details regarding these transactions is included in the Addenda.

SALE COMPARISONS

Sale Comparison No. 1 is the 1996 sale of the 54-room Holiday Inn Express in Federal Way. This is one of only four competitive properties in Federal Way, and represents one of the subject's most direct competitors. It is located along Pacific Highway south just south of 348th St, about 1/2 mile SW of the subject. This location is further from the freeway interchange and would be considered inferior overall. This is a small 2-story, exterior entrance property which sold about 1-1/2 years after opening in 1994. The seller was an experienced motel developer who subsequently constructed the Holiday Inn Express at the SeaTac Airport and a Holiday Inn Express along Aurora Avenue North in Seattle. This comparison was purchased by an owner operator and the transaction appeared to be based on the construction costs as much as the actual achieved income at sale. The property, had a 60% reported occupancy for the 12 months prior to sale, but would be expected to stabilize at slightly higher levels. For these reasons the stabilized capitalization rate is probably considerably higher than the 10.6% indicated by this transaction. The property itself would be considered similar to the subject with similar room sizes and similarly aged F,F,&E. The property also has a larger lobby area, but also has no pool or significant other amenities. The exterior entrance configuration is a negative factor relative to interior corridor properties like the subject. This comparison has higher achievable room rates, but the inferior location and lack of truck parking likely result in slightly lower achievable occupancy. Overall, we believe the value indication at about $43,500/room needs to be adjusted upward for market conditions since February 1996. Otherwise the sale indication is compelling.

Comparison No. 2 is the mid-1997 transaction of the Best Western Landmark hotel located north of the subject in Lynnwood. This property was a 20-year old, 5-story reinforced concrete hotel. The property was purchased in July 1997 by Sunstone Hotel Investors, who were very active in acquiring properties throughout the Pacific Northwest at this time. This property was purchased for $7,200,000, which is the equivalent of about $70,000 per hotel room. This property had considerable excess land, however, and is located in an intensively developed retail location in Lynnwood with a high land value component. The purchasers of the property intend to demolish about 20,000sf of meeting space at this property and construct additional hotel rooms. It is our understanding that this will include the near-term construction of 150-room Courtyard by Marriott hotel, a mid-price business oriented limited-service facility. Subsequent to the demolition the purchasers valued this excess land at $2,000,000, which is the equivalent of about $14/sf of excess land. After considering the demolition costs and contribution to overall property value, we have estimated the contributory value of this excess at $1,750,000. This is the equivalent of about $12/sf of land area, or about $11,700 per hotel room. Deducting this results in a value for the hotel improvements only at $5,450,000, or about $52,900/room. Although this is a full-service facility, subsequent to this transaction the purchasers closed the restaurant and lounge area, which had historically never been profitable. It is not unlikely that at some point in the future this property would be renovated and reflagged to a different franchise affiliation. The current owners have an extensive network of Holiday Inns.

At the time of sale this property had a similar occupancy as the subject at 66.4%. Combining this with a much higher ADR results in a 1996 revenue per room about 30% higher than the subject's most recent 12 months. Overall, because of the higher achievable income, we believe the $52,900/room indicated by this comparison is considerably higher than the value for the subject.

Sale Comparison No. 3 is a very recent transaction of the Nendel's Renton, which sold in November 1998. This 130 room three-story interior entrance facility was built in 1986, and has historically not performed well and had previously been foreclosed upon. The property was purchased by an experienced Puget Sound area motel developer earlier in 1998, who subsequently purchased the land lease, performed about $125,000 in renovations, and re-sold the property to an owner-operator. The most recent fee simple purchase price at $4,900,000 was the equivalent of about $38,000/room, or about $99/sf. Like the subject this property exists in the submarket which is in the midst of substantial increases in supply, including a new hotel proposed for development directly adjacent. The 1997 occupancy for this property was about 60% at an ADR of about $46, indicating a RevPar that is lower than that of the subject. Despite the modest renovations prior to sale (at about $1,000/room) this property was still in below-average condition at the time of sale and would be considered inferior to the subject in terms of physical characteristics. The income prospects are inferior and are expected to decline further as the new competition stabilizes. Overall we believe this comparison needs significant upward adjustment for the condition of the property at the time of sale and inferior income generating capabilities. In addition the approximately 10.5% to 1!.5% capitalization rate is a good indication of current required capitalization rates for a relatively large owner operated property.

Sale Comparison No. 4 represents the recent sale of a Howard Johnson hotel located in Auburn northeast of the subject property. This property is a two story limited service hotel in a secondary, location. The property is inferior to the subject in that it has exterior corridors and was constructed in 1979. This property does however have a sauna and heated pool. The property was purchased by a private party from a major hotel group who had purchased the property just months earlier. The selling party is an experienced hotel operator in the area who had purchased the facility inn May 1997 for $2,775,000 and affiliated it with the Howard Johnson franchise. The owner then received an unsolicited offer he could not refuse which was the $3,700,000 sales price or $56,061/room. We do not have good income information on the property as the seller had only held the property for a few months in which he was renovating it. Primary adjustments required to the indications of this sale include slight upward adjustments for the inferior location and age of the property.

Sale Comparison No. 5 is another September 1998 sale of a Comfort Inn hotel located south of the subject property in Fife. This property is much smaller than the subject at just 21,888sf or 313sf of area per room. This property is an exterior entrance hotel that was built in 1991. Like the subject, there are very limited amenities. This property was purchased by an owner operator from another owner operator. This sale was part of a 1031 exchange. The broker reported that the average occupancy at the time of sale was about 65% which is very similar to that of the subject. Room rates also were averaging about $46/day which is slightly lower than the room rates at the subject resulting in a lower RevPar. The Using a 60% estimated expense ratio, this would imply a 9.5% capitalization rate, which we have considered in our capitalization analysis. Primary adjustments required to the indications of this sale include a slight downward adjustment for the age of the improvements. This would be countered by upward adjustments for the lower net operating income potential.

FEE SIMPLE SALE COMPARISON APPROACH CONCLUSIONS

The subject property is a limited service property with basic amenities. It has a well-established income and caters heavily to the highway truckers. Positive factors include the significant renovation of rooms in and common areas in the last year, and the good highway visibility and access. Negative factors include the limited income potential due to a substantial portion of the clientele (truckers) being price sensitive.

Most recent purchasers of limited service hotels have been individual owner-operators, who may own one or several facilities. They often buy properties based on the gross income characteristics, and subsequently self-operate and manage the properties, sometimes with and sometimes without franchise affiliation. Thus a motel property represents an employment opportunity and a business venture of a manageable scale. Individually, the subject is too small to appeal to an institutional investor. Although the interest from the institutional and REIT segments in purchasing hotels has diminished substantially in the last year, other market interest in smaller lodging properties has remained fairly strong resulting in a stable and active market throughout 1998. Based on all of this evidence we have concluded that the subject would be marketable if available for sale.

The sale transactions bracket the property in terms of physical characteristics, market characteristics and income characteristics. Sale No. 3 appears too low at

$37,700/Room. This property is near the subject, however, the condition of the improvements and lower net operating income potential indicate the need for significant upward adjustments. Comparisons Nos. 2 and 4 both indicate a higher value than we would expect for the subject. Comparison No. 2 is was a full-service facility at the time of sale with a much greater RevPar. Comparison No. 4 is a recently renovated facility that was purchased just four months prior to this transaction for about $42,000/room. The other two properties provide much more consistent indications, however, all of the indications are meaningful after appropriate adjustments.

Many hotel owners refer to Gross Income Multipliers (GIM), as they are most interested in the gross income characteristics. In urbanized areas, newer limited service properties are purchased on a GIM of about 4.2. Properties of about 10 years old may have a value of about 4.0 GIM, while properties older than 15 or 20 years may have a GIM of 3.7 or less. Older properties require a greater level of maintenance, and often require immediate capital expenditure for deferred maintenance, and thus the gross income is than less valuable than for a new property. Finally, in secondary non-urbanized locations, the GIM may be reduced by .2 - .5.

All of the sales provide some meaningful indications. Comparison No. 1 is most similar in terms of location and market factors. Comparison Nos. 3 is the most physically similar to the subject with regard to layout, but is in inferior condition. All of these transactions occurred between 1996 and 1998, and all are generally similar limited-service facilities. In addition, we had good information regarding the income characteristics at most of these properties, which gives greater reliability both to the market value conclusions and the indications for required capitalization rates.

The sale comparisons indicate a fee simple value of about $45,000/room, or about $4,050,000 in total or about $107/sf. We have also considered the GIM which is about 4 for properties similar in age as the subject. Using last year's RevPar, this would indicate a value of $4,030,000. In the final analysis, we have reconciled between these two indications and have estimated the subject's fee simple Sale Comparison Approach value at $4,030,000.

In summary,, the value indicated by the Sale Comparison Approach value as if owned in fee simple is $4,030,000.

CAPITALIZATION RATE

In the subsequent Income Approach analysis, the value has been estimated based on a capitalization of forecast year I net operating income (NOI). The capitalization rate expresses the relationship between the property's NOI and sale price. For determining the appropriate capitalization rate for the subject we have considered the indications from the sale comparisons as previously described.

The appropriate capitalization rate to be applied to a specific property depends on a wide variety of factors. These include the age of the property and expected near-term future capital costs, which are not reflected in any one year's net operating income.

These rates are also affected by longer term income characteristics relative to the actual or forecast income at the time of sale. In addition, the required capitalization rate is strongly impacted by a potential purchaser's perception of volatility or risk in the future income characteristics, as well as the likely future marketability of the property.

For the subject, positive factors include the modest overall dollar value, which is low enough to be feasible for purchase by many owner-operators. There continues to be very strong demand from this market segment, and the subject would likely be quite marketable to this segment if available for sale. This is due to the strong physical characteristics, good specific location near a freeway interchange, and low-to-mid-priced limited service orientation. As numerous recent sales throughout the region demonstrate, these types of transactions often have relatively low capitalization rates after typical expenses for outside ownership are considered. Other positive factors include the subject's recent renovations (which totaled over $300,000 over the last four years) and lack of deferred maintenance. This should result in low required near-term capital expenditures for the property. The other positive factors relate to the relatively modest occupancy in year 1 which has been forecast, at 63.0%. This is due to substantial increases in supply in this market which make significant increases unlikely in the short-term, but in a longer term context represents up-side potential in future NOI. Another positive factor relates to the substantial excess land located on the east side of the property.

Negative factors which would tend to increase the required capitalization rate include the location outside of the main SeaTac, Southcenter and Kent Valley market, which would not be as attractive to potential income-oriented investors as more urbanized locations throughout the region. In addition, the future large increases in supply this market has experienced is coupled only with modest future room revenue growth, leading to a relatively stabile income rather than increasing income. Finally, because a substantial portion of the business at the subject is from a price-sensitive group, the future room rate increases are limited to some extent if occupancies are to remain at similar levels.

In specific terms, the sale comparisons have indicated capitalization rates in a range from about 9.5% to 12.1%. The bottom of the range is represented by a sate to an owner-operator with a low overall property, value, while the top of the range represents the purchase of the largest magnitude. In conjunction with this appraisal we have also reviewed extensive sales information from about 20 recent lodging facility transactions throughout the Pacific Northwest. As a data set these had a somewhat higher typical capitalization rate relative to the specific comparisons utilized in this appraisal.

After consideration of all of these factors, we have estimated 10.25% as the appropriate capitalization rate to be applied to the subject's income before reserves.

               [3 PAGES RENTAL COMPARISON PHOTOGRAPHS, HOLIDAY INN
             EXPRESS, BEST WESTERN EXECUTEL, SUPER 8 MOTEL, COMFORT
             INN, AND DAYS INN. MAP CALLED RENT COMPARISON MAP WITH
              SUBJECT ARROW WITH RENTAL COMPARISONS TABLE, SUPER 8
                         FEDERAL WAY, ON BACK OF PAGE]

                                 INCOME APPROACH

The purpose of the Income Approach is to value an income property, by analyzing likely future income and expenses to the property. In this case we have employed a Direct Capitalization Analysis, by dividing a annual forecast Year 1 net operating income (NOD by an appropriate capitalization rate.

We have relied on a variety of sources as the basis of the forecast NOL, including an analysis of the subject's historical income and expenses. Please refer to exhibits on the following pages, which summarize the detailed expenses for the subject over the past two years, as well as a breakdown of the income on a month-by-month basis from 1994 to the present. We have also specifically compared the subject's operations with other properties in this market. We have also used expense comparisons for forecasting individual expense items, which are also summarized in an exhibit on a following page. Finally, we have considered the broader supply and demand forces at work within this specific lodging market and throughout the region. Please refer to the Lodging Market section for a detailed discussion regarding the factors which influence room sales, as well as historic and likely future trends in this area. Based on this evidence we have made a forecast of income and individual expense items for the subject property, which is found at the end of this section.

Please refer to the exhibit on the facing page. This shows the relevant details regarding the five other properties we have used for direct comparison. These include the three other competitive properties at the subject's interchange, as well as one facility south of the subject in Fife and the nearest other Super 8 Motel in SeaTac. Photographs of these properties as well as a map showing their location relative to the subject are found on the previous pages.

RENTAL COMPARISONS

Rental Comparison No. 1 is the Holiday Inn Express, previously described as Sale Comparison No. 1. This 54-room property, was built about four years ago, and represents one of the newer facilities in this lodging market. This is a 3-story, exterior entrance limited-service facility which like the subject has relatively small rooms. Both the age and quality of the rooms furnishings as well as the exterior appearance are superior to the subject and the property has a more extensive lobby with room rates inclusive of free continental breakfast. Like the subject, this property has no pool or significant other amenities, and essentially represents a newer and slightly superior product within the same market segment. It is located about 1/2 mile to the southwest of the subject on the west side of Pacific Highway South, just south of 348th Street. This location is further from freeway interchange and is in a mixed-use area that would generally be considered inferior. It is located adjacent to a Burger King restaurant and has good street visibility, but other surrounding uses are older and less retail or interchange-oriented than the subject's surroundings. Current rack rates at this property are $68 single and $68 double, with a $61 commercial rate. This is considerably higher than the subject's current rack rates and this owner-operated facility exhibits more variation in peak and off-season rates than the subject. This property had a reported occupancy of about 75%. The property does not have any truck parking and does not generate significant business from this segment. Room sales at this property come from a mix of commercial business and freeway tourism, with a fairly high level of group business also reported here. The King County Aquatics Center has also been a significant factor, and this is the closest lodging facility to the center, which attracts a significant number of groups and events annually.

Rental Comparison No. 2 is the Best Western Executel, located north of 320th Street about two miles north of the subject property. This location is near the other main Federal Way freeway interchange, which has historically been the primary focus of retail development and commercial activity in Federal Way. This property is located two blocks north of the Sea-Tac Mall, and also has a wide variety of restaurants and other service-oriented establishments in fairly close proximity. It does not have good visibility from 320th Street however, and does have a location that would be considered equivalent to that at the subject. This 112-room facility was constructed in 1984, and includes a restaurant, lounge, and outdoor pool. This property has a much more extensive lobby and other common areas including meeting rooms, and it is essentially oriented toward a different market segment. The guestrooms are considerably larger and have superior furnishings, and this combination of factors is reflected in the much higher room rates. Current rack rates are $109 single and $119 double, with a $99 commercial rate. As the only full-service lodging facility in Federal Way, this property appears to have endured fairly strong occupancy levels historically. Due to the location and different orientation of this property, changes at this facility are not expected to have a significant impact on the operations at the subject.

Comparison No. 3 is the Super 8 Motel located at 3100 South 192nd Street in SeaTac. This is about eight miles north of the subject in a lodging submarket oriented around SeaTac International Airport. In some respects, this market is quite similar to the subject's market, particularly in terms of demographics of the surrounding population base and South King County location oriented towards primarily transient traffic without a strong central business district. The SeaTac market has the advantage of a strong built-in demand segment (SeaTac Airport), and recent increases in demand have resulted in substantially higher room rates than the subject's Federal Way location. Although somewhat larger, this property is physically quite similar to the subject, being a 3-story Super 8 motel property, built at nearly the same time to the same specifications, and owned and operated by the same entity. This property recently received a substantial renovation however, including the guestrooms finishes, furnishings, and much of the common areas as well. This factor combined with the location has resulted in significantly higher achievable room rates. The Super 8 SeaTac has a current single rack rate of $64.88 and a double rate of $76.88. Like the subject, the only discounting is the 10% VIP discount offered. Recent operating statistics at this facility showed an occupancy level of only 68% and relatively high ADR of about $66.

Comparison No. 4 is the Comfort Inn located at 31622 Pacific Highway S. in Federal Way a few miles north of the subject. As discussed in the market analysis section, this is the newest facility in Federal Way opening m December 1998. Although somewhat larger and offering more amenities, this property is physically quite similar to the subject, being a multi-story wood framed facility in the same general market. The Comfort Inn has a current single rack rate of $69.00 and a double rate of $79.00. The single commercial rate is $69.00. Because of the recent opening of this facility, no operating statistics have been compiled.

Comparison No. 5 is the Days Inn located at 3021 Pacific Highway E. in Fife several miles south of the subject. This facility has more amenities than the subject but is considered an inferior location further from the major commercial center of Seattle. Amenities include meeting rooms, a heated pool, guest laundry area and a bar and grill. The Days Inn has a current single rack rate of $35.00 and a double rate of $40.00. There is no commercial rate as their rates are already quite low.

SUBJECT ROOM RATES

The subject property currently has rack or asking rates of $48.88 for a 1-person single room, and $57.88 for a 2-person double room. The only standard discount offered is the VIP plan, which results in a 10% discount off rack rates to a rate of $43.99 single. Since enrolling in the VIP plan has a nominal cost that is about commensurate with the discount the first time it is used, most rooms are sold at the 10% discounted rates. Truckers represent about 25% of the rooms sold, and are strong ongoing business, with a further discounted rate of $39.00. These rates are generally lower than those offered by the nearby competitive properties, allowing some room for increases. However, the room rate increases are somewhat limited by what the price sensitive truckers are able to pay.

MONTHLY ROOMS REVENUE HISTORY

The figures on the facing page indicate the average occupancy, average daily rate, and revenue per available room on a month-by-month basis for the property since January 1994. Below each table are the figures for the one-year period November 1997 through October 1998 as well as for the previous 12-month period. Over the last year, the subject averaged 64.4% occupancy at an ADR of $47.64, with a calculated RevPar of $30.67. For a 90-room limited service property in a secondary market in the Northwest, these figures are about typical and economic. However, the occupancy has fluctuated significantly over the last 4 years while the RevPar has generally been increasing. The fluctuating occupancy can be attributed to new supply while the increasing RevPar can be attributed to rising room rates.

We do anticipate substantial additional new construction in the near term in this market, which will likely affect occupancy rates to some degree. However, the affect on the subject property will be less pronounced as the subject property already represents the lower end of the market for room rates and new properties will likely have higher asking rates more commensurate with the costs to develop these properties. Therefore, the subject is essentially stabilized and may experience a slightly lower occupancy rate due to the new supply, however, there is room to increase the room rates which would more than offset any decrease to net operating income.

FORECAST OF ADR AND OCCUPANCY

Please refer to the Market Analysis, in which the broader supply and demand forces and factors which influence room sales in this market are discussed. The current rates and recent history of the subject are consistent with these forces and with the empirical indications from other similar properties. After considering the specific history at the subject property, supply and

                               SUPER 8 FEDERAL WAY

                            INCOME & EXPENSE HISTORY

                                 [not included]
demand forces within this market, evidence from other Super 8 motels, and indications from the competitors, we have made the forecast of Year I ADR and occupancy for the subject as follows; For the year 1999 we have forecast the subject's ADR at $49.00. This represents an increase of 2.9% over the most recent 12 months figures. We have forecast occupancy for this time period at 64.0%. This represents a slightly reduction from the current most recent 12 months occupancy at 64.4%. This is due to the fact that a 116-room competitive facility just opened and additional new supply is being added to this market in the coming year. This combination of factors results in a RevPar of $31.36, up only slightly from the last year.

INCOME AND EXPENSE FORECAST

Please note the figures on the facing page which summarize the income and expenses for the subject over the past two years. An exhibit on the following page summarizes individual income and expense items for two other similar Super 8 motels, and an average for a survey of similar properties in the United States in 1997. These properties bracket the subject in terms of ADR and occupancy, as well as in terms of age and overall quality. Together, these indications and the preceding discussion form the basis for our income and expense estimate for 1999.

The subject history is summarized from detailed accounting provided by management. Expenses exclude interest, depreciation, and professional fees (generally accounting and legal), which are related to ownership and not real estate interests. The subject property is essentially owned and managed by a central organization that also operates about 25 other Super 8 Motels in the Northwest. Thus it is not only part of the Super 8 franchise chain, but is also centrally operated and locally managed along with other properties. Certain expense items, such as many administrative expenses, marketing, and professional management are recurred off-site, and directly charged to the subject property and to the other properties under the same management. This allows for the good and cost-effective central administration, and quality control of operations.

The subject history and the comparison properties are analyzed not only on total dollars, but also on $/room, $/Room Sold, and % of Total Income. All of these units of comparison are considered and used in our following forecast. As previously discussed, we have forecast an ADR of $49.00 and a 64% occupancy, which results in a 1999 rooms revenue forecast of $1,030,176. Telephone income has been forecast at $0.65/room sold, while telephone expense has been estimated at $0.50/room sold, for a slight gain for this operated department. Other Income includes vending income, faxes, guest laundry, etc., and represents less than 3% of total income at a forecast of $1.15/room sold.

Rooms expenses accounts for cleaning, supplies and front desk labor. Although this expense category is mostly variable with occupancy, larger properties are more efficient in this category because of the fixed cost of front desk labor. Also, some hotels account for on-site management and other labor in this category instead of in Administrative and General, where we have accounted for on-site management. These two expense categories should be viewed and analyzed together for full understanding of operations.

We have forecast Rooms expenses at $2,400/room, or about $10.27/room sold. Administrative and General expenses include on-site managers, credit card discounts, supplies, business taxes, and direct reimbursement charges for

                               SUPER 8 FEDERAL WAY

                               EXPENSE COMPARISON

                                 [not included]
offsite administration, training, hotel accounting quality control and other charges. Some of these offsite expenses relate to ownership accounting and would be expected to decline under generic individual ownership. The level of quality control and administrative management for the subject is somewhat higher than typical. Although this maintains the long-term viability of the property, many purchasers would plan on incurring less expense in the short term, and our slightly diminished forecast at 13% of total income considers these issues. The combined total of Rooms and Administrative & General appears reasonable and consistent with other properties.

Franchise fees are currently 5% of Rooms revenue. However, current fees for Super 8 and other similar franchises are higher, and the rates at the subject are "grandfathered" at a historically lower level. A new purchaser would incur a total franchise fee of 8% of Rooms, which is our forecast. A strong franchise affiliation is important in order to maintain market share in this competitive lodging market. Much of the subject's room sales come from the central reservations system, and the subject's strong name recognition and repeat business are significant factors that would not be possible without such affiliation. The forecast income implicitly assumes that such affiliation will continue, and would be lower if this expense item were reduced or eliminated.

Marketing has been estimated at $150/room, or $13,500 in total. This is somewhat higher than the recent historical expenses at the subject of less than $10,000/year. Given the increased competition in this market, it is our opinion that the subject will have to increase their marketing efforts in order to prevent further erosion of a market share. Operations and Maintenance have been estimated at $450/room. This is an item which varies considerably from property to property and from year to year. This expense forecast assumes ongoing maintenance on a stabilized basis, and accounts for the effective age of the property and the current condition of the improvements. Because of the good condition and recent renovation of the subject, a new purchaser may forecast less maintenance in the near term, but this stabilized forecast is consistent with a longer-term perspective. Energy and Utilities have been estimated at $700 /room.

Management is forecast at 4.0% of effective gross income, or about $42,000 annually. This accounts for professional management on top of direct charges, and is considered to be a typical level required for competent professional management for a property of this size and complexity. Taxes for real and personal property have been estimated based on the current tax assessment. Insurance for property has been estimated at $100/room, or $9,000.

The sum total of this expense forecast is $666,489, or $7,405/room. This is slightly higher than the reported expenses for the property in the last 12 months. Overall, the expense ratio is about 62%, which is at the higher end of the range for hotel properties.

NET OPERATING INCOME BEFORE LAND LEASE

Please note the exhibit on the following page, which summarizes the forecast of income and expenses for the property as previously discussed. The Year 1 net operating income, before land lease or reserves, is forecast at $401,530.

                               FEDERAL WAY SUPER 8

              INCOME AND EXPENSE FORECAST & CAPITALIZATION ANALYSIS

                                 [not included]

                                     ADDENDA

AUTHORIZATION LETTER
HOTEL SALE COMPARISON DETAILS
SEATTLE METROPOLITAN AREA DESCRIPTION
APPRAISERS' EXPERIENCE & QUALIFICATIONS

CAPITALIZATION ANALYSIS - FEE SIMPLE ESTATE

The anticipated net operating income is divided by a capitalization rate which has been derived from an analysis of the sale comparisons. This rate as previously derived in the Sale Comparison Approach is 10.25%. Applying this rate to the forecast NOI results in an indicated Income Approach value of $3,917,364. This rounds to $3,920,000.

REPLACEMENT RESERVES

Although net income from motel properties is often capitalized prior to deductions for replacement reserves, reserves are an important factor in motel ownership and requires careful consideration as it significantly impacts net cash flow. Reserves are required to replace items with shorter lives than the building itself. In the case of motels it relates primarily to the replacement of the furnishings, fixtures, and equipment (F,F,&E), carpet and flooring. A large portion of this takes the form of rooms furnishings which have a relatively short economic life span. In order for facilities to remain competitive, the economic life of these components would generally be considered to be in the range of five to ten years. The remainder of the F,F,&E costs involve items such as common area furnishings, front desk and administrative equipment, pool and spa equipment, etc. These items generally have a longer economic life than the room furnishings, but shorter than the building as a whole. Other required reserve items include roof replacement, parking lot re-paving, and HVAC equipment. In consideration of these factors we have estimated required replacement reserves at 3% of total income, or $31,540 initially. This is the equivalent of about $350/room annually. Subtracting this figure from the forecast net operating income would result in a net cash flow of $369,489. We note that based on the Income Approach fee simple value conclusion, the capitalization rate after reserves have been deducted is 9.4%

                     RECONCILIATION AND FINAL VALUE ESTIMATE

The values indicated by the two approaches used in this report are as follows:


    SALE COMPARISON APPROACH - FEE SIMPLE ESTATE                   $4,030,000

    INCOME APPROACH - FEE SIMPLE ESTATE                            $3,920,000

Reconciliation is the process of assigning different weight or emphasis to each of the approaches to valuation used in the report to arrive at a final value estimate. The primary considerations are the reliability of the data and the applicability, of each method for valuing the particular property.

In this case we had fairly good information regarding the sales of numerous lodging facilities to use for comparison. These included five sales of limited-service properties that are generally similar physically to the subject. All of these transactions occurred between 1996 and 1998. The sales resulted in a fairly wide range in each of the units of comparison. After adjustment, the indications from this approach are considered fairly compelling with the subject within the range indicted by the comparisons. Overall, we have given this approach significant weight in the final value conclusion. This approach also provides indications of general marketability and required income characteristics.

For lodging facilities, investors typically place a great deal of emphasis on the income producing capabilities of the property. This is particularly true as the properties get larger and the nature of likely purchasers tend to become more institutional. In this instance the physical characteristics of the subject would place it at the lower end of this spectrum with more likely desirability to potential owner operators. We have excellent detailed information regarding the subject's historical operating performance. This factor combined with confidential information from other similar properties and analysis of the broader supply and demand forces in this market results in a fairly reliable forecast of future net operating income. This, combined with strong information regarding required capitalization rates from the sale comparisons results in a fairly reliable Income Approach value estimate as well. Because of the reliability of the information considered in this approach as well as the relevance of the approach to many potential purchasers of the property we have placed a significant amount of weight on the indications of this approach in the final value conclusion.

In the final analysis we believe that both approaches were relevant and compelling, and have placed a considerable weight on the indications of each.


                                                   EFFECTIVE                    VALUE
DESCRIPTION                                        VALUATION DATE               CONCLUSION
-----------                                        --------------               ----------
MARKET VALUE - FEE SIMPLE ESTATE                   1/1/99                       $4,000,000



The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $300,000, which includes personal property of $210,000.

                              AUTHORIZATION LETTER

[U.S. BANCORP LETTERHEAD]

December 9, 1998

E. Bates McKee, M.A.I.
McKee and Schaika
701 Fifth Avenue, Suite 5750
Seattle, WA 98104

RE:     Super 8 Motels
        USBADW Files A98-529 through 534

Dear Mr. McKee,

This letter will confirm our telephone conversation in which you agreed to prepare complete self-contained appraisal reports on the captioned properties. These reports should comply with Regulation I2 CFR Part 34 of the Office of the Comptroller of the Currency titled Real Estate Appraisals as revised in Federal Register Vol. 59, No. 108, dated June 7, 199__ [sic: off bad photocopy], and must comply at a minimum to the current Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which the regulation adopts in full.

Please note that your timely responses to issues raised in the review process is considered part of this appraisal assignment.

The subject property consists of existing Super 8 Motels located Federal Way, Sea-Tac, Bremerton, and Yakima, Washington and Portland, Oregon.

The purpose of this appraisal is to estimate market value for mortgage lending purposes.

Your report should provide the following values of the subject's fee simple and leasehold values as appropriate:

               Market Value "as-is"

A copy of this engagement letter must be included within the addenda of the appraisal report. Please include the license or certification numbers of all signatory appraisers on the letter of transmittal. Additionally, please state the registration number of any appraisal assistants who provide significant contribution to the analysis in the report.

If your appraisal report includes a Discounted Cash Flow model, please provide the name of your program and include a copy of your computer disk as part of your submission.

For additional subject property information please contact the following individuals:

                                                             Name             Phone Number
                                                             ----             ------------

      Property Background:                          Karl Schaffer             206-344-4551

      Access Instructions                          Jerry Whitcomb             360-943-8000
                                                          (Owner)

You agreed to deliver the completed appraisal report by December 31, 1998 and you estimated your fee not to exceed

Please inform me within five business days from the date of this letter if any subject property information needed to complete the assignment is not available. If you do not contact me within five business days, it will be assumed that you hay. all the required subject property information needed.

The placement of this appraisal assignment was partially based on your agreed delivery date. The Appraisal Division reserves the right to impose a penalty of $100 per day for each business day the appraisal is late. This penalty may be incurred unless you receive advance written authorization revising the delivery date.

Your fee will be paid upon the satisfactory review of the submitted appraisal report. If the appraisal report is cancelled at any time, you will be paid for your services to date,

Please send 10 original copies of the appraisal report, along with your invoice to rile address shown below:

                   U.S. BANCORP APPRAISAL DEPARTMENT
                   1301 Fifth Avenue, Mezzanine Level, WWH-411
                   Seattle, WA 98101

You are not authorized to release any information regarding the content or conclusion of the appraisal report to anyone without prior written approval from U.S. Bancorp.

Any modification of this agreement, or necessary, deviation, must be specifically approved by the Appraisal Division.

As confirmation of receipt of this package and agreement with the aforementioned terms, please sign below and return to my attention.

Sincerely,

  /s/
----------------------------------
Karl Schaffer
Senior Review Appraiser
U.S. BANCORP APPRAISAL DEPARTMENT



cc: Don Henry, WWH-784



Agreed and approved:


----------------------------                 ----------------------
       (Signature)                                   (Date)

                          HOTEL SALE COMPARISON DETAILS

                      HOTEL SALE COMPARISON NUMBER:  1

Name:                 Holiday Inn Express - 34827 Pacific Highway S.

City:                 Federal Way                  County:   King     State:  WA

Location:             West side of Pacific Highway S. 1/2 block south of 348th
                      Ave., 1/2 mile west of Interstate 5 in Federal Way.

Legal Desc:           King County APN #202104-9045

Rooms:                54                         Gross SF Area:     18,000

Age:                  1994                             Stories:     2

Description:          Two story wood frame exterior entrance motel. Small lobby
                      with breakfast/meeting room but limited common areas or
                      other amenities. Small rooms in good condition with
                      average quality furnishings.

Income Data:          According to seller operating statistics in year prior to
                      sale were occupancy of 60% at ADR of about $50.00. Based
                      on growth of about 3%, + 3% other income, at 60% expenses
                      including management excluding reserves,  capitalization
                      rate is estimated at about 10.6%. RevPar was $30.00.

Document Price:       $2,350,000               Analysis Price:      $2,350,000

Date:                 02-09-96                    Document No:      960209-1112

Buyer:                Kwan and Young Cho

Seller:               Hotel Concepts

Source:               Faruq Ramzenalli for seller and Kwan Cho (buyer)

Sales Data:           Sold about 1 1/2 years after opening. Seller experienced
                      motel developer; buyer appeared to have limited
                      experience. Property not listed for sale.

Per Room:             $43,519               Per sf GBA:     $130.56

Cap. Rate:            10.6%                       EGIM:       3.97

Remarks: Located in Federal Way lodging market with only 1 direct competitor (Super 8). Good location along Pacific Highway
                      S. near I-5 and closest motel to King County Aquatic
                      Center.
6100-1

                         HOTEL SALE COMPARISON NUMBER: 2

Name:                 Best Western Landmark Hotel  --  4300 200th St. SW

City:                 Lynnwood            County:   King       State:   WA

Location:             1 block west of I-5 at 44th St freeway interchange in
                      Lynnwood

Legal Desc:           APN #3726-007-021-0601, 022-0105, 023-005

Rooms:                103                  Gross SF Area:      54,144

Age:                  1977                       Stories:      5

Description:          5 story concrete hotel with interior entrance
                      configuration. Also includes restaurant, lounge, extensive meeting space. Guest rooms in average condition at time of sale.

Income Data:          1996 ADR $60.48 at 66.4% occupancy. Total 1996 revenue
                      $1,646,000, reported NOI including 3.5% management
                      fee prior to reserves was $726,890.

Document Price:       $7,200,000             Analysis Price:   $5,450,000

Date:                 07-17-97                  Document No:   97071-70338

Buyer:                Sunstone Hotel Investors

Seller:               Markland Hotel Inc.

Source:               Craig Schaefer, seller

Sales Data:           Buyer intends to demolish 20,000sf of meeting space
                      (excluded from GBA), which will result in about 3.4 acres
                      of excess land on site. Buyer intends to construct 150
                      room Courtyard by Marriott Hotel, and place a value on
                      this site of $2,000,000. After consideration of demolition costs we have estimated current contributory value of
                      $1,750,000, which is the equivalent of about $12.00/sf of
                      land area, or $11,666/room.

Per Room:             $52,913                    Per sf GBA:      $100.66

Cap. Rate:            10.1%                            EGIM:      3.31

Remarks: Restaurant and lounge had not been profitable historically, and were shut down subsequent to transaction. Estimate of achievable NOI after removal of meeting space is $656,890, which results in capitalization rate after exclusion of contributory land value of 12.1%.

97155-1

                      HOTEL SALE COMPARISON NUMBER: 3

Name:                 Nendel's Renton - 3700 East Valley Road

City:                 SeaTac                County:   King       State:   WA

Location:             Located on the east side of East Valley Road in south
                      Renton. Located in close proximity to Valley Medical
                      Center Hospital.

Legal Desc:           King County APN 302305-9117

Rooms:                130                          Gross SF Area:     49,260

Age:                  1986                               Stories:     4

Description:          Four story, wood frame limited service lodging facility.
                      Building has a covered entryway. Fairly standard
                      configuration with guest rooms centered around a common
                      corridor. The only significant guest amenity is an indoor
                      spa room with exercise equipment. Building was in poor to
                      average condition at the time of sale. Building exterior
                      is CMU block and cedar siding.

Income Data:          The 1997 occupancy for this property was about 60%
                      at an ADR of about $46, indicating RevPar of $27.60.

Document Price:       $4,700,000                Analysis Price:     $4,900,000

Date:                 11-12-98                     Document No:     1650850

Buyer:                Chong S. Yi

Seller:               Golden Treasury LLC

Source:               Bill An, previous seller

Sales Data:           This property was purchased by an experienced Puget Sound
                      area motel developer in early 1998 who subsequently
                      purchased the land lease, performed $125,000 in
                      renovations, and resold the property to an owner operator.
                      Recorded price is less than total transaction price per
                      seller.

Per Room:             $37,692                     Per sf GBA:       $99.47

Cap. Rate:            Confid.                           EGIM:       3.7

Remarks:              Projected reasonable cap rate in the range of 10.5%-11.5%

98218-3

                      HOTEL SALE COMPARISON NUMBER: 4

Name:                 Howard Johnson, 1521 "D" Street NE

City:                 Auburn              County:   King         State:   WA

Location:             Property is located .3 miles east of SR-167 off of the
                      15th Street NW exist near Auburn municipal airport and
                      Emerald Downs Racetrack.

Legal Desc:           APN 000080-0025

Rooms:                66                           Gross SF Area:       25,388

Age:                  1979                               Stories:       2

Description:          Two story exterior entry hotel with a sauna and heated
                      pool. Building is situated on a 62,275sf site. Each room
                      is equipped with a microwave and refrigerator.

Income Data:          Room rates are $75 for a single and $85 for a double
                      peak season and $10/room less in non-peak season. No real
                      income information was provided as the seller had only
                      owned the property four months prior to selling to another party.

Document Price:       $3,515,000                Analysis Price:     $3,700,000

Date:                 09-19-97                     Document No:     9709191393

Buyer:                M/M Jong Soo & Kyung Ho Lee

Seller:               85th Street Associates LP, c/o Lawrence Horowitz

Source:               Laura Cleman, Director of Assets for seller.

Sales Data:           Although the document price was $3,515,000, the seller
                      reported that the sales price was $3,700,000. The seller
                      is a major hotel renovator who purchased the property in
                      May 1997 for $2,775,000. The purchaser then affiliated
                      the property with the Howard Johnson name and received an
                      unsolicited offer to purchase the property for the sales
                      price.

Per Room:             $56,061                    Per sf GBA:     $145.74

Cap. Rate:                                             EGIM:

Remarks:

98222-2

                         HOTEL SALE COMPARISON NUMBER: 5

Name:                 Comfort Inn, 5601 Pacific Highway East

City:                 Fife          County:   Pierce.           State:   WA

Location:             Located near the Port of Tacoma and Interstate-5. Several
                      hotels and other services are located in this vicinity.

Legal Desc:           APN 405500-0074, -0010, -0120

Rooms:                70                           Gross SF Area:       21,888

Age:                  1991                               Stories:       2

Description:          Wood frame two story motel with exterior entrances.
                      Typical exterior entrance configuration with canopy.
                      Building is situated on a 62,726sf site. Minimal amenities at this limited service property.

Income Data:          The broker reported that the average occupancy at
                      the time of sale was 65% with room rates averaging
                      $46/day. This resulted in an implied effective gross
                      income of $763,945. Using an estimated 60% expense ratio,
                      the resulting net operating income is $305,578. This
                      results in a 9.5% capitalization rate and a 4.2 gross
                      income multiplier.

Document Price:       $3,200,000            Analysis Price: $3,200,000

Date:                 09-11-98                 Document No: PIC-51989

Buyer:                Han's Motel Investment, Inc. (et al)

Seller:               M/M Albert W. & Un Sil Kim

Source:               Public record, COMPS.  Attempted to confirm with broker.

Sales Data:           Sale was part of a 1031 exchange.

Per Room:             $45,714                    Per sf GBA:         $146.20

Cap. Rate:            9.5%                             EGIM:         4.2

Remarks:

98221-1

                      SEATTLE METROPOLITAN AREA DESCRIPTION

[FOLLOWING PREVIOUS ADDENDUM TITLE PAGE WAS McKEE & SCHALKA'S PUGET SOUND AREA MAP WITH A POINTER INDICATING THE "SUBJECT" PROPERTY, ON THE BACK OF WHICH WAS A MAP ENTITLED "1990-2010 POPULATION FORECAST BY COMMUNITY PLANNING AREA - KING COUNTY"]

                      SEATTLE METROPOLITAN AREA DESCRIPTION

INTRODUCTION

The Seattle Metropolitan Area is located in the middle of a 5-county area often referred to as the Central Puget Sound Region. Seattle is the central focus of economic activity for the entire Western Washington region. Seattle has a reputation as a desirable place to live and work. It is located in King County and is both the largest city and largest metropolitan area in the state. Washington marked its 15'h straight year of economic expansion leading the Northwest region (Oregon, Idaho, Nevada, Utah, Northern California, and Washington). The major force behind this growth is the Seattle Metropolitan area.

In the Seattle area unemployment is down, retail sales are up, and the economy is experiencing significant growth. As of August 1998 unemployment,, [sic] for the Seattle PMSA was 2.8 percent this is a 30 year low. Retail sales in 1997 for King County are up 10.2% over 1996. And in the first 6 months of 1998 retail sales in King County are up 7.1% over the first 6 months in 1997. Office vacancy rates are as low as 2 percent in Bellevue and Seattle CBDs, with asking rents increasing significantly and industrial and other commercial vacancy rates not much higher. Residential housing costs are increasing at 7-10 percent a year. The rental market, with vacancies ranging from 1-2 percent in many areas to as high as 6-8 percent in other areas, is experiencing rent increase from 5-12 percent per year. This is the same economic boom that the county is experiencing but at a larger magnitude.

POPULATION

The population history and the State Office of Financial Management estimates of the current populations of the five counties in the Central Puget Sound Region are shown in the table below. King, Snohomish and Island Counties make up the Seattle/Bellevue/Everett Primary Metropolitan Statistical Area (PMSA) as designated by the U.S. Department of Labor. Kitsap County makes up the Bremerton PMSA and Pierce County the Tacoma PMSA. Island County was added to the Seattle/Bellevue/Everett PMSA in 1994 because of the large number of Island County residents who commute to jobs in King and Snohomish Counties.


                          [ABOVE REFERENCED TABLE HERE]


[ON THE BACK OF THIS PAGE WERE TABLES AND A GRAPH SHOWING (1) "CENSUS INFORMATION AND POPULATION ESTIMATES", (2) "POPULATION GROWTH BY DECADE" [TABLE], AND (3) "POPULATION GROWTH BY DECADE" [GRAPH]]

Most of the growth that has occurred in King County has been in the communities and unincorporated areas surrounding the incorporated City of Seattle. The population in the City of Seattle declined from 530,831 in 1970 to 493,846 in 1980. In the 1980s, this trend reversed, and the 1990 census was 516,259. The 1998 estimate is 539,700.

A population forecast for King, Snohomish, Pierce, and Kitsap, Counties was done in August of 1995 by the Puget Sound Regional Council, and can be found on the facing page. This shows the 4 County region is experiencing continued population growth through the end of the decade then slowing and stabilizing growth for the next 20 years. The largest percentage of growth will focus in areas outside of the Seattle City limits, due to the lower cost and availability of housing.

EMPLOYMENT

The Seattle metropolitan area is experiencing the lowest unemployment rate in 30 years at 2.8 percent. This is mainly due the high-tech and aerospace industries. The Seattle area is a regional center for the Pacific Northwest and should remain in that position. This translates into regional offices for the federal government, as well as for businesses and financial institutions. The Seattle area is a major medical center for health care, research, and biomedical engineering firms. Seattle and Tacoma also have major seaports. Together the Port of Seattle and Tacoma operates two of the country's largest containerized cargo ports.

An employment forecast for King, Snohomish, Pierce, and Kitsap, Counties was done in August of 1995 by the Puget Sound Regional Council, and can be found on the following page. This shows the 4 County region is experiencing a slowing in job growth as a percentage, but the total new jobs creation over the next two decades will be only slightly less than the new jobs created over the past two decades. The growth of new jobs is spread evenly as a growth percentage through out the 4 counties, but as a raw number King County will create nearly 60% of the new jobs in the 4 County region.

The local economy is strong, driven to a degree by rapid employment in the high tech industries. Boeing is the largest economic engine in the area, directly and indirectly accounting for one fifth of the regional economy. Non-aircraft manufacturing is widely distributed over a number of industries, with no one-industry group with more than 15,000 employees. Aircraft and Parts jobs make up the largest category of manufacturing employment at about 107,400 jobs.

Boeing is currently experiencing a slowing in airplane orders and production due to several factors. In 1996, Boeing hired an estimated 21,000 employees. Boeing also recently acquired McDonnell Douglas, its only remaining U.S. competitor. The demand for jets domestically is increasing due to airline passenger growth and the need to replace aging jets that fail to meet new federal noise standards that go into effect at the end of 1999. Internationally Boeing is seeing slowing of orders cancellations of existing orders. This is due to the economic problems in Asia. Boeing is expected to cut 48,000 jobs by year-end 2000. The job cuts are due to several factors including mergers and acquisitions, production problems, and the Asian economic downturn. The Seattle

[ON THE REVERSE OF THE PREVIOUS PAGE WERE 2 TABLES AND A GRAPH SHOWING (1) "TOTAL JOBS AND ESTIMATES", (2) "JOB GROWTH PERCENTAGE BY DECADE", AND (3) "JOB GROWTH BY DECADE" [GRAPH]] metropolitan area will see about 24,000 jobs lost due to these factors. Of the 24,000 jobs lost 10,000 will be through attrition and the other 14,000 will be actual job losses. With the extremely low unemployment rate these workers are predicted to be absorbed into the work force quickly.

Boeing is the largest commercial airplane manufacture in the world. Boeing sells about 60 %of the world's airplanes, with about 70% of those sold to international customers. According to state economist, the economic troubles in the Asia Pacific region will impact the state of Washington to the tune of 36,000 jobs over the next two years.

23,000 of these jobs will come from the Seattle area focusing on the aerospace and wood products industries. This is projected to level off Boeing employment over the few years. Overall, Boeing is expected to play a decreasing roll in the economy as the primary engine in the Seattle area economy.

Microsoft is the regions second largest private employer with 13,300 employees in Washington State and 25,000 worldwide. In the middle of 1997 Microsoft announced that they plan to hire 3000 employees over the next two years. They are have hired approximately 1300 and have another 1700 more to hire over the next 14 months. According to Microsoft spokesman John Pinnate each Microsoft job will create an additional 2.3 jobs in the area. With wages and benefits averaging $58,860 per employee, this addition to Microsoft will add $176.6 million annually to the regional economy. Microsoft's net income for 1997 was $3.45 billion. Their net income has grown over 50% annually for the previous 2 years.

Seattle is also home to many other expanding small to medium size high-tech and biotech companies. WRQ and Adobe are a few of the medium sized high-tech companies headquartered in the Seattle area. Fred Hutchinson, Immunex and the University of Washington have some of the leading biotech research facilities in the world and all are located in the city of Seattle.

The port of Seattle is a major economic force for the Seattle metropolitan area as well as the state of Washington and the West Coast. In a study done by Martin O'Connell Associates in 1994 they found that the waterfront and airport activities support or benefit more that 275,000 local jobs. Specifically 90,000 jobs were directly supported by the marine and airport activity at the Port's marine terminals and Seattle-Tacoma International Airport. The majority of the foreign trade done with the port of Seattle is done with Asian countries. The Port recently announced that exports to Asia are up for the first time in two years. Exports to Asia rose 13% in the first 10 month of 1998 over the same period in 1997. The Port has also announced that is going to spend $140 million on the marine division for capital improvements for 1999. Overall, The Port is expecting increase in port activity over the long haul.

Overall, aircraft and aircraft parts manufacturing jobs make up about 8.1% of the total non-agricultural jobs in the Seattle/Bellevue/Everett PMSA and make up about 48% of the total manufacturing jobs. These percentages have been increasing recently although other sectors are continuing to grow and the regional economy is diversifying.

Aside from the general growth in the "service" and "trade" sectors, future expansion of the manufacturing base is also likely.

[ON THE REVERSE OF THE PREVIOUS PAGE WAS A TWO-COLUMN TABLE SHOWING "TAXABLE RETAIL SALES - SIC CODES 52-59" FOR SEATTLE AND FOR KING COUNTY]

Taiwan Semiconductor is considering a new chip-manufacturing plant in Thurston County, with other high-tech industrial facilities likely to be attracted to the region over the next several years, Washington State's new tax laws that went into effect in 1996 fuel this likely expansion. These changes exempt factory investment from sales tax of about 8.0%, which results in Washington becoming a much more competitive location for manufacturing plants.

Unemployment increased in the Seattle PMSA from 1990-1994, as the rate of job growth slowed but the population continued to increase at fairly strong rates. This trend reversed in 1995, and unemployment has declined since that time. Current unemployment rates are at a very low rate compared to the previous 6 years. The recent history of average annual unemployment rates is:

                                                                                         AUGUST
   1990        1991       1992      1993       1994       1995      1996       1997       1998
   ====        ====       ====      ====       ====       ====      ====       ====     ========

   3.7%        5.1%       6.5%      6.4%       6.7%       5.3%      5.0%       3.5%       2.8%


The statewide not seasonally adjusted August 1998 preliminary figures are 4.2%. The Seattle metro area is much lower that the state. Unemployment over the last two years has decreased drastically. Last year the state saw a 5 percent growth in employment, according to Sohn Washington's chief economist, employment is expected to grow between 2.5% and 3% in 1998 statewide. This is a total of 100,000 new jobs in the state, the majority of which are the Seattle metropolitan area.

On the facing page we have summarized the recent taxable retail sales history for Seattle and King County. The region experienced very strong retail sales increases in the years 1989 and 1990, then slowed dramatically in 1991. From 1992 to the present retail sales have grown in King County except for a slight dip in 1995. 1997 was the strongest year since 1989. The fist [sic] 6 months of 1998 show a 7.2% gain from the same period in 1997. Economic researcher and consultant Dick Conway recently stated that the retail sales growth would drop off sharply to five percent for 1999. In general, the sales growth figures have been somewhat higher in King County as a whole than for the city of Seattle. This is partly a reflection of the continued population growth, which has occurred primarily in the areas outside of Seattle where there is greater availability of residential land.

TRENDS

The greater Seattle area is likely to continue to experience increases in both population and economic activity. The strong net in-migration that has recently been experienced is likely to continue, due to the attractiveness of the region for both workers and companies. Continued employment growth is expected which will generally keep pace with the population increases, leaving unemployment close to or slightly above their current structural levels. Much of this job growth will come in the high technology, computer software, and biotech fields, as well as the lower paying, high-tech manufacturing sector.

The Seattle metropolitan area is projected to have both population and employment growth. The population growth will be focused in areas outside of the city limits of Seattle. The growth will be focused in the areas with available land. Some of the areas are south central Snohomish County from the King Snohomish county line North to Marysville and Lake Stevens, the central part of King County from the King Snohomish County line south to Issaquah and as far east as Carnation, the southern part of King County from Renton south to Enumclaw, the northeastern parts of Pierce county (Buckley, Bonney Lake, and Orting) will experience high population growths. On the Peninsula eastern Kitsap county, with efficient transportation to Seattle via the ferry system, will also experience rapid population growth.

The employment growth will focus primarily in the Seattle and Bellevue CBD for office and retail space. Both Seattle and Bellevue had multiple office buildings planned for the future. The industrial expansion will focus in the Kent valley from Kent to Auburn. This area has industrial sites still available, but the supply is running out and is expected to become very tight within the next 10 years.

Overall the Seattle metropolitan area has a finite amount of buildable area available. This points to the inevitable fact of increasing land values due to the unavailability of more land. Along with high land values is a strong redevelopment trend for urban locations.

Other trends in the area are also positive, including the current revitalization of the downtown Seattle area. Several major retailing projects have recently been finished and more are currently underway, the downtown area appears to be succeeding and re-establishing itself as a primary retailing location for the region. Other positive factors include numerous planned downtown hotel and residential developments, as well as the tight Seattle and Bellevue CBD office market

The largest challenges for the region will be affordable housing and transportation. The housing market has been increasing at 5-12 percent over the past 2 years, for both purchase and rentals. Increase are expected, but at slightly lower levels. Areas outside of the city limits of Seattle are seeing the greatest growth because there is more residential land available. The available land is shrinking rapidly with only 14,000 buildable lots in the pipeline for King County. Seattle has been combating the housing crunch with redevelopment of older properties to properties with higher densities. The density issue will also need to be addressed in cities outside of Seattle. Seattle metro area has the 6th worst traffic congestion in the nation. On November 5th 1997 the citizens in the Puget Sound area approved a $3.9 billion, 10-year transit plan. This plan includes using 81 miles of existing rail to serve the areas from Everett to South Tacoma. As well as building 25 miles of light rail from Northgate to the Seattle-Tacoma airport. Improving the bus system in the greater King county area, HOV lanes and HOV access for carpools and buses, and improving the scheduling of the bus system.

Overall, prospects for growth in the local economy appear very strong, with continued increases in population and employment likely and corresponding strength in real estate markets in the near to medium term future. Housing and transportation as well as other infrastructure requirements will need to be addressed in the coming years. The current expected strength of the economy suggest that these needs will be met with a minimal impact on the economy.





[ON THE REVERSE OF THE PREVIOUS PAGE WAS A TABLE ENTITLED "NONAGRICULTURAL WAGE AND SALARY WORKERS EMPLOYED IN THE SEATTLE-BELLEVUE-EVERETT PMSA (KING, SNOHOMISH AND ISLAND COUNTIES)". THIS TABLE WAS CONTINUED ONTO THE FRONT OF THE NEXT PAGE]

                    APPRAISERS' EXPERIENCE AND QUALIFICATIONS

                          [McKEE & SCHALKA LETTERHEAD]


                           EXPERIENCE & QUALIFICATIONS
                             ----------------------

                               E. BATES MCKEE, MAI


Mr. McKee graduated from the Massachusetts Institute of Technology in Cambridge, Massachusetts, in 1979. He received a Bachelor of Science Degree in Geology, with a Minor in Writing. He additionally completed the O-Degree program in Geology at Edinburgh University, Scotland, in 1978.

Mr. McKee received the MAI (Member of Appraisal Institute) designation in 1988. Mr. McKee founded the firm of McKee & Schalka in 1990. McKee & Schalka is a comprehensive commercial appraisal company currently employing ten professional appraisers. Mr. McKee previously joined the Seattle office of Shorett & Riely as a commercial appraiser in 1984. In 1989 he co-founded and managed the Shorett & Riely office in Bellevue, Washington.

Mr. McKee was previously employed as a Geologist with Roger Lowe Associates, Bellevue, Washington, from 1979 to 1980. His work included site evaluation of geologic and hydrologic conditions and hazards, economic feasibility analysis, and construction inspection. Mr. McKee was employed as an investment manager and analyst from 1981 to 1983. During this time he authored Optival, a computer program for analyzing stock options. Mr. McKee was subsequently employed as an investment software designer with Expert Systems, Inc., Redmond, Washington, in 1983. This position entailed design of software for analysis of real estate, stocks, bonds, options, annuities and insurance.

Mr. McKee is a Certified General Real Estate Appraiser (Washington State Certificate No. 270-11 MCKE-EE-B443RF). Mr. McKee has also completed the requirements of the continuing education program of the Appraisal Institute. In his appraisal experience, Mr. McKee has appraised and analyzed a wide variety of commercial property types, and provided critical consultation and litigation services to a diversified range of clients.